 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-254059
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement, together with the short form base shelf prospectus dated April 7, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated April 7, 2021 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated April 7, 2021 to which it relates, from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Hut 8 Mining Corp. at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2, by telephone at 647-256-1992, and are also available electronically at www.sedar.com and www.sec.gov.
Subject to completion, dated June 11, 2021
PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS
DATED APRIL 7, 2021
New IssueJune 11, 2021
HUT 8 MINING CORP.
C$100,000,000
       UNITS
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated April 7, 2021 (the “Shelf Prospectus”), qualifies the distribution of         units (the “Units”) of Hut 8 Mining Corp. (the “Corporation”, “Hut 8”, “we”, “us” or “our”), at a price of C$      (the “Offering Price”) per Unit (the “Offering”). The Offering Price will be determined by arm’s length negotiation between the Corporation and the Underwriters (as defined below), with reference to the prevailing market price of the common shares (the “Common Shares”) in the capital of the Corporation on the Toronto Stock Exchange (“TSX”). See “Plan of Distribution”.
Each Unit consists of one Common Share (each, a “Unit Share”) and one-half of one common share purchase warrant of the Corporation (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share (each, a “Warrant Share”) at an exercise price of C$      (“Exercise Price”) for a period of 24 months following the Closing Date (as defined below) (the “Warrant Expiry Date”). The Warrants will be governed by a warrant indenture (“Warrant Indenture”) to be entered into on the Closing Date between the Corporation and Computershare Trust Company of Canada (“Warrant Agent”), as warrant agent. See “Description of Securities Being Distributed”.
Unless the context otherwise requires, when used herein, all references to the “Offering”, “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” include all securities issuable upon exercise of the Over-Allotment Option (as defined below).

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, under the terms of this Prospectus Supplement and in the United States under the terms of our registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”).
We will use the net proceeds from the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.
The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “HUT”. On June 10, 2021, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$6.11 or US$5.05 (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada of C$1.00 = US$0.8269).
We have applied to list the Unit Shares, the Warrants and the Warrant Shares on the TSX, and have been approved to list our Common Shares on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “HUT”. Listing is subject to our fulfillment of all of the listing requirements of the TSX and Nasdaq, respectively.

Price: C$      per Unit

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Corporation(2)
Per Unit	C$	C$	C$
Total(3)	C$	C$	C$

Notes:
(1)
Pursuant to the terms of the Underwriting Agreement, we have agreed to pay the Underwriters a cash commission (the “Underwriters’ Fee”) equal to 5.5% of the gross proceeds of the Offering, including any Additional Units (as defined below) sold pursuant to the exercise of the Over-Allotment Option.

(2)
After deducting the Underwriters’ Fee but before deducting the expenses of the Offering, which are estimated to be approximately C$      and which, together with the Underwriters’ Fee, will be paid from the proceeds of the Offering.

(3)
We have granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to        additional Units (the “Additional Units”) at the Offering Price on the same terms and conditions of the Offering, exercisable in whole or in part at the sole discretion of the Underwriters at any time up to 30 days following the closing of the Offering for the purpose of covering the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of (i) Additional Units at the Offering Price; (ii) additional Unit Shares (the “Additional Shares”) at a price of C$      per Additional Share; (iii) additional Warrants (the “Additional Warrants”) at a price of C$      per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants (collectively with the Additional Units, the “Additional Securities”), so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed          Additional Shares and          Additional Warrants. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds to us (before deducting the estimated expenses of the Offering) will be C$      , C$       and C$      , respectively. This Prospectus Supplement also qualifies the Over-Allotment Option and the distribution of the Additional Securities pursuant to the exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of Additional Units that may be sold to the Underwriters pursuant to the Over-Allotment Option:
Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Additional Units	Up to 30 days following the Closing Date	C$ per Additional Unit
All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.
Investing in the Units involves significant risk. Prospective investors should consider the risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.
The Units are being offered in Canada by Canaccord Genuity Corp. and a syndicate of underwriters (collectively, the “Canadian Underwriters”) and in the United States by Canaccord Genuity LLC and a

syndicate of underwriters (collectively, the “U.S. Underwriters”, and together with the Canadian Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated June           , 2021 (the “Underwriting Agreement”).
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of Common Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under and governed by the Business Corporations Act (British Columbia) (the “BCBCA”), that most of our directors and officers reside principally in Canada, that some of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of our assets and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.
There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants acquired hereunder. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.
The Underwriters, as principals, conditionally offer the Units qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered by us to the Underwriters and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.
Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on our behalf by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on our behalf by Hogan Lovells US LLP and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. See “Legal Matters”.
Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Without affecting the firm obligation of the Underwriters to purchase the Units from the Corporation in accordance with the Underwriting Agreement, after the Underwriters have made reasonable efforts to sell the Units at the Offering Price, the Underwriters may offer the Units to the public at prices lower than the Offering Price, provided that any such reduction in the Offering Price shall not affect the aggregate gross proceeds of the Offering less the Underwriters’ Fee payable to the Corporation. See “Plan of Distribution”.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about           , 2021 (the “Closing Date”), or such earlier or later date as we and the Underwriters may agree, but in any event no later than 42 days following the date of this Prospectus Supplement.
It is expected that we will arrange for the instant deposit of the Unit Shares and the Warrants under the book-based system of registration, to be registered to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date, or as may otherwise be agreed to between us and the Underwriters. No certificates evidencing the Units, the Unit Shares or the Warrants will be issued to purchasers of the Units. Purchasers of the Units will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Units is purchased. See “Plan of Distribution”.
Bill Tai and Alexia Hefti, two of our directors, reside outside of Canada and each has appointed the Corporation at 130 King Street West, Suite 1800, Toronto, Ontario, Canada, M5X 2A2, as his or her agent for service of process in Canada. Jeremy Sewell, another of our directors, also resides outside of Canada and has appointed Fasken Martineau DuMoulin LLP, 800 Rue du Square-Victoria Bureau 3500, Montréal, Québec, Canada, H4Z 1E9, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.
Our principal place of business is 130 King Street West, Suite 1800, Toronto, Ontario, Canada, M5X 2A2 and our registered office is Suite 2500 Park Place 666 Burrard Street, Vancouver British Columbia, Canada, V6C 2X8.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS
ABOUT THIS PROSPECTUS	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
ENFORCEABILITY OF CIVIL LIABILITIES	2
FINANCIAL INFORMATION AND CURRENCY PRESENTATION	2
WHERE YOU CAN FIND MORE INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	3
WHERE YOU CAN FIND MORE INFORMATION	4

S-i

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS	19
PRIOR SALES	19
TRADING PRICE AND VOLUME	19
EARNINGS COVERAGE RATIOS	19
RISK FACTORS	19
EXEMPTION	29
INTEREST OF EXPERTS	29
AUDITORS, TRANSFER AGENT AND REGISTRAR	30
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	30
PURCHASERS’ STATUTORY RIGHTS AND CONTRACTUAL RIGHTS OF RESCISSION	30

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
Neither we nor the Underwriters have authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). Neither we nor the Underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Units or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus or documents incorporated by reference herein or therein.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, www.hut8mining.com, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Units.
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein include certain terms or performance measures that are not defined under or not prepared in accordance with IFRS, including “EBITDA”, “EBITDA margin”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mining Profit”, and “Cost per Bitcoin”. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our operating performance. The data presented are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements incorporated by reference herein. For a description of the methodology used to calculate these non-IFRS measures, see “Non-IFRS Measures and Key Metrics” in this Prospectus Supplement and “Non-IFRS Measures” in our 2020 MD&A and our Interim MD&A (each as defined herein).
This Prospectus Supplement and the documents incorporated by reference herein contain corporation names, product names, trade names, trademarks and service marks of the Corporation and other organizations, all of which are the property of their respective owners.
In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” and “C$” are to Canadian dollars and references to “US$” are to U.S. dollars. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.
Unless otherwise indicated, information contained in this Prospectus Supplement assumes or reflects no exercise of the Over-Allotment Option, no exercise of outstanding stock options or warrants, and no vesting and settlement of outstanding restricted share units or deferred share units.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2, by telephone at 647-256-1992, and are also available electronically under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents, filed by the Corporation with securities commissions or similar regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:
(a)
the management information circular of the Corporation dated May 21, 2021;

(b)
the annual information form of the Corporation dated March 25, 2021 in respect of the fiscal year ended December 31, 2020 (“AIF”);

(c)
the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal years ended December 31, 2020 and 2019, together with the auditors’ report thereon;

(d)
the management’s discussion and analysis of the Corporation for the year ended December 31, 2020 (the “2020 MD&A”);

(e)
the unaudited condensed interim consolidated financial statements of the Corporation and the notes thereto as at and for the three months ended March 31, 2021 and 2020;

(f)
the management’s discussion and analysis of the Corporation for the three months ended March 31, 2021 (the “Interim MD&A”); and

(g)
the material change reports of the Corporation dated January 13, 2021, April 14, 2021 and May 20, 2021.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
Any document of the type required by National Instrument 44-101—Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any of our annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis and information circulars, filed by us with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, all documents filed on or furnished under Form 6-K or Form 40-F by us with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part of, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.
Furthermore, any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101—General Prospectus Requirements) filed on SEDAR in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Units pursuant to the Offering is deemed to be incorporated by reference in this Prospectus Supplement and in the accompanying Shelf Prospectus.
The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
U.S. REGISTRATION STATEMENT
The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.
MARKETING MATERIALS
Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces and territories of Canada, other than Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Units under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.
NON-IFRS FINANCIAL MEASURES AND KEY METRICS
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein make reference to certain non-IFRS measures, including “EBITDA”, “EBITDA margin”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mining Profit”, and “Cost per Bitcoin”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including industry metrics, in the evaluation of companies in our industry. Management also uses non-IFRS measures and industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. For more information, see “Non-IFRS Measures” in our 2020 MD&A and our Interim MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this Prospectus Supplement that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: completion of the Offering; the intended use of proceeds from the Offering; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; business strategy and objectives; market trends; the sufficiency of cash and working capital for future operating activities; expectations for other economic, business, regulatory and/or competitive factors related to the Corporation or the bitcoin industry generally; the anticipated timing for the receipt of licences; anticipated production capacity; and other events or conditions that may occur in the future.
Investors are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Corporation at the time they were made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to investing in the Units; discretion in the use of proceeds; the Corporation’s ability to raise additional funds; there being no current market for the Common Shares in the United States; there being no current market for the Warrants; volatility of the market price for the Common Shares generally; changes in the price of bitcoin and other cryptocurrency risks; the Corporation’s ability to adapt to technological innovations; market instability due to the COVID-19 pandemic; the Corporation’s reliance on a limited number of key employees; and fluctuations in energy prices as well as the risk factors described under the heading “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus and the AIF.
Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from statements contained in forward-looking information, there may be other factors not presently known to us or that we presently believe are not material that could cause results not to differ materially from those expressed in forward-looking information. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Corporation does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.
To the extent any forward-looking information in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is used by the Corporation for budgeting and planning purposes and the reader is cautioned that this information may not be appropriate for any other purpose. The reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein were obtained from third-party sources and industry reports, publications, websites and other publicly available information, including industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate.

We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe them to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Shelf Prospectus.
We have filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Common Shares, Unit Shares and Warrant Shares of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.
As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and our officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Our reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

SUMMARY DESCRIPTION OF THE BUSINESS
This summary does not contain all the information that may be important to a prospective investor in deciding whether to invest in the Units. A prospective investor should read the entire Prospectus Supplement, including the section entitled “Risk Factors”, the Shelf Prospectus and any documents incorporated by reference herein and therein, before making such decision.
Corporation Overview
Hut 8 is a leading cryptocurrency mining company with industrial scale operations in North America. Hut 8 has one of the highest installed power capacity and hash rates in the industry and holds more self-mined bitcoin of any other public crypto mining company in the world.
We are committed to growing shareholder value by increasing the number and value of our bitcoin holdings, through revenue diversification and by deploying environmental, social and governance initiatives.
Hut 8 currently has three primary drivers of its revenue:
•
Digital Asset Mining—we deploy advanced high-performance computing technologies across our data center operations to efficiently mine for block rewards and transaction fees on digital assets, currently primarily on the bitcoin blockchain network.

•
Blockchain Infrastructure and Hosting—we generate fiat-denominated revenue from third parties via provision of value-added hosting, power, and computing infrastructure services.

•
Financial Investments and Income on Bitcoin Holdings—we generate fiat-denominated income by leveraging our reserve of self-mined and held bitcoin. Hut 8 currently achieves fiat currency income on certain bitcoin inventory via yield account arrangements with leading digital asset prime brokerages.

Our Mining and Hosting Operations
Hut 8 currently operates two digital asset mining facilities in Alberta, Canada. Alberta affords access to abundant power including green energy such as wind-generated power, as well as natural gas-based power.
The Corporation currently has 109 MW of operational power capacity, with up to a further 100 MW under contract.
Hut 8 utilizes specialized freight containers outfitted for bitcoin mining that are modular, portable, and easily upgradeable to the next generation of silicon technology as they come to market.
We have a diverse fleet of mining equipment, which in combination with our prudent and measured refresh and purchasing philosophy allows us to profitably and efficiently mine digital assets at a wide range of underlying digital asset prices while continuing to grow our business.
We proactively service our fleet with an in-house and on-site operations team, which provides 24/7 support.
Bitcoin Overview
Bitcoin is a digital currency that depends upon a consensus-based network and a public ledger called a “blockchain,” which contains a record of every bitcoin transaction ever processed. The bitcoin network was the first decentralized peer-to-peer payment network and is global. Bitcoin is independent of any central authority, such as a bank or government. Instead, bitcoin is governed by a preprogrammed algorithm called Secure Hash Algorithm 256 (SHA-256) and powered by those users participating in the consensus protocol backed by millions of computers across the world called “miners”. The authenticity of each bitcoin transaction is protected through digital signatures that correspond with addresses of users that send and receive bitcoin. Users have full control over remitting bitcoin from their own sending addresses. All transactions on the bitcoin blockchain are transparent, allowing those running the appropriate software to confirm the validity of each transaction. In order to be recorded on the blockchain, each bitcoin transaction is validated through a proof-of-work consensus method, which entails solving complex mathematical problems to validate transactions and post them on the blockchain, which is often called “mining.” While fiat currencies are controlled by central banks and governments, bitcoin miners are spread out across the world and store transactions on the blockchain (described further below) which is a digital public ledger that can be accessed by anyone. This global and transparent system is referred to as decentralized control as the management of bitcoin does not have a central point of failure or attack. Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed.

RISK FACTORS
An investment in the Units is speculative and involves a high degree of risk that should be carefully considered by a prospective purchaser. Before deciding whether to invest in the Units, prospective investors should carefully consider, in light of their own financial circumstances, the risks described below and in the Shelf Prospectus and those incorporated by reference into this Prospectus Supplement and/or the Shelf Prospectus, including in the AIF and those described in our 2020 MD&A and our Interim MD&A. See “Documents Incorporated by Reference”. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information”.
Risks Relating to the Offering
We may use the proceeds from the sale of securities for purposes other than those set out in this Prospectus Supplement.
We cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Units will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this Offering in ways that our shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Notably, we have in the past made, and in the future may make, acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position, and involve other risks and uncertainties outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.
Our Common Shares do not currently trade on a stock exchange in the United States and we do not know whether a market for the Common Shares will develop to provide you with adequate liquidity.
Our Common Shares are currently listed only on the TSX and have not been listed on a stock exchange in the United States. We have been approved to list our Common Shares on Nasdaq. However, if an active trading market does not develop in the United States, you may have difficulty selling any of the Common Shares that you buy over a U.S. exchange. We cannot predict the extent to which investor interest in the Corporation will lead to the development of an active trading market on Nasdaq or otherwise, or how liquid that market might become. The price of the Common Shares in this Offering may not be indicative of prices that will prevail in the United States trading market or otherwise following the Offering. Listing of our Common Shares on Nasdaq, in addition to the TSX may increase price volatility on the TSX and also result in volatility of the trading price on Nasdaq because trading will be in two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.
There is no guarantee that the Common Shares will earn any positive return in the short term or long term.
A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
We may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions.
We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of our stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.
The market price for our Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.
The trading price of the Common Shares has been, and is likely to continue to be, volatile, and may be influenced by numerous factors, some of which are beyond our control; you might not be able to sell your shares at or above the price that you paid for them. In addition, the trading prices of bitcoin have been highly unpredictable, and the trading prices of the Common Shares has generally been highly and directly correlated with the trading prices of bitcoin. Specifically, we have experienced adverse effects on our share price when the value of bitcoin has fallen, and we anticipate similar outcomes as our share price tracks the general status of that cryptocurrency. Furthermore, if the market for bitcoin company shares or the stock market in general experiences a loss of investor confidence, the trading price of the Common Shares could decline for reasons unrelated to our business, operating results or financial condition. That is, the trading price of our Common Shares is subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence share prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.
Other factors that may contribute to market price fluctuations of the Common Shares include the following:
•
actual or anticipated fluctuations in our quarterly results of operations;

•
recommendations by securities research analysts;

•
changes in the economic performance or market valuations of companies in the industry in which we operate;

•
addition to or departure of our executive officers, directors and/or other key personnel;

•
sales or perceived sales of additional Common Shares;

•
operating and financial performance that vary from the expectations of management, securities analysts and investors;

•
regulatory changes affecting our industry generally and our business and operations;

•
announcements of developments and other material events by us or our competitors;

•
fluctuations to the costs of vital products and services used by us in our business;

•
changes in global financial markets and global economies and general market conditions, such as interest rates;

•
significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•
litigation or regulatory action against us;

•
operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies;

•
news reports, investor speculation, social media, chat rooms and other methods of information dissemination concerning trends, concerns, technological or competitive developments, regulatory matters and other related issues in our industry or target markets;

•
the level of short interest in our stock; and

•
current and future global economic, political and social conditions, including the COVID-19 pandemic.

Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
There is no current market for the Warrants.
The Warrants constitute a new issue of securities of the Corporation. There is currently no market through which the Warrants may be sold and purchasers of Units may not be able to resell the Warrants purchased under this Prospectus. While the Corporation has applied to list the Warrants on the TSX, such listing will be subject to TSX approval which is not guaranteed. If listed, the Warrants may trade at a discount depending on the market for similar securities, the Corporation’s performance, the performance of the Common Shares and other factors. No assurance can be given that a liquid market for the Warrants will develop for the Warrants after the Offering, or if developed, that such a market will be sustained at the price level of the Offering. To the extent that an active trading market for the Warrants does not develop, the liquidity and trading prices of the Warrants may be adversely affected.
The Warrants are speculative in nature and may not have any value.
The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Common Shares and pay an exercise price of C$      per Common Share, subject to certain adjustments, prior to 24 months following the Closing Date, after which date any unexercised Warrants will expire and have no further value. Moreover, following completion of the Offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.
Holders of Warrants will not be entitled to any rights with respect to the Common Shares prior to exercise.
Holders of Warrants will not be entitled to any rights with respect to the Common Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Common Shares), but if such a holder subsequently exercises its Warrants, such holder will be subject to all changes affecting the Common Shares. Rights with respect to the Common Shares will arise only if and when the Corporation issues and registers the Common Shares upon the exercise of a Warrant and, to a limited extent, under the conversion rate adjustments under the Warrant Indenture. For example, in the event that an amendment is proposed to the Corporation’s constating documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to issuance and registration of Common Shares to a warrantholder, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes in the powers or rights of Common Shares that result from such amendment.
We have not declared and paid dividends in the past and may not declare and pay dividends in the future, and consequently, purchasers in the Offering may never receive a return on their investment.
The Corporation has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Corporation does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation (the “Board”) and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Corporation is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders.

The rights of holders of Common Shares may be subordinated to those of other of our securityholders in certain circumstances.
In any liquidation, dissolution or winding up of the Corporation, the Common Shares would rank below all debt claims against us. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares. As a result, holders of Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Common Shares, if any, have been satisfied.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our Common Shares, the price of our Common Shares could decline.
The trading market for our Common Shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price and trading volume of our Common Shares to decline.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the effective date of the Registration Statement); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non- affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.
We are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, or other jurisdictions in the United States, and U.S. securities laws.
The Corporation is governed by the BCBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law (the “DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the BCBCA generally requires a two-thirds majority vote by shareholders (including, in some circumstances, shareholders that otherwise do not have the right to vote), whereas the DGCL generally requires only a majority vote; (ii) under the BCBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a general meeting of shareholders at which special matters may be conducted, whereas such right does not exist under the DGCL; and (iii) unlike the DGCL which does not provide for any oppression remedy for shareholders of Delaware entities, the BCBCA provides an oppression remedy that enables a court to make an order, whether interim or final, if an application is made to the court by a shareholder in a timely manner and it appears to the court that there are reasonable grounds for believing (A) that the affairs of the corporation are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or (B) that some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders.
As the Corporation is a Canadian corporation and most of its directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Corporation to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.
The Corporation is governed by the BCBCA with its principal place of business in Canada, most of its directors and officers reside or are organized in Canada or the provinces thereof and the majority of the Corporation’s assets and the all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
Risks Relating to Taxation
If a United States person is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.
If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase.
We have cross-border transactions among the Corporation and its subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Corporation and our subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.
We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Whether we are a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of cryptocurrency such as bitcoin for purposes of the PFIC rules is unclear. Further, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Common Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances. If we are characterized as a PFIC, our shareholders who are U.S. Holders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.
Risks Relating to Intellectual Property
We may incur substantial costs and challenges enforcing and defending our intellectual property rights.
We may incur substantial expense costs in protecting, enforcing and defending our intellectual property rights, including trademark rights, against third parties. Intellectual property disputes may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain products, subject us to injunctions restricting our sale of products, or cause severe disruptions to our operations or the marketplaces in which we compete. Any of these could have an adverse effect on our business and financial condition.
Third parties may claim that our products or services infringe or otherwise violate their proprietary rights, which claims and any related litigation may adversely affect our business, financial condition and results of operations.
Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Any of the foregoing could adversely affect our business and financial condition and we may be unsuccessful in defending such disputes or litigation, which may require us to pay substantial damages or be subject to an injunction.
We employ third-party licensed software, and the inability to maintain these licenses, failure to comply with the terms of these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.
We employ third-party licensed software in connection with our power monitoring. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to migrate to other third-party software. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform, result in a failure of our platform, present security risks and injure our reputation.
Risks Relating to Cryptocurrency Mining
Bitcoin faces significant challenges with scaling which, if not overcome, may lead to high fees or slow transaction settlement times.
Bitcoin is presently limited with respect to how many transactions can occur per second. Developers and contributors in the bitcoin ecosystem debate potential solutions to increasing the average number of transactions per second that networks can handle. Some have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, which would increase the number of transactions that could occur per second. However, it is uncertain how long those mechanisms being explored to increase the scale of settlement of bitcoin transactions will take to become effective, if at all. Any failure to improve bitcoin settlement times could materially affect the price of bitcoin and, as a result, adversely affect an investment in us.
Our reliance on a third party mining pool service providers for our mining revenue payouts may adversely affect an investment in us.
We currently rely on Foundry and Luxor, open access mining pools that supports cryptocurrencies including bitcoin, to receive our mining rewards and fees from the network. In general, mining pools allow miners to combine their computing and processing power, increasing their chances of solving a block and getting paid by the bitcoin network. The rewards, distributed proportionally to our contribution to the pool’s overall mining power, are distributed by the pool operator. Should either pool operator system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive revenue. We have little means of recourse against either operator if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from Foundry or Luxor, we may experience reduced rewards for our efforts, which would have an adverse effect on our business and operations.
The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our bitcoins for which no person is liable.
At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.
The sale of our bitcoins to pay for expenses at a time of low bitcoin prices could adversely affect an investment in us.
We may sell our bitcoins to pay for expenses on an as-needed basis, irrespective of then-current prices, or strategically. We may sell our bitcoins at a time when bitcoin prices are low, which could adversely affect an investment in us. As a result, we may be directly exposed to bitcoin’s price volatility and surrounding risks.

Our operations and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.
We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have increased scrutiny on cryptocurrencies, and such scrutiny could be applicable to us and impact our ability to successfully establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account, and harm investors.
There is a possibility of bitcoin mining algorithms transitioning to proof of stake validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business and an investment in us.
Proof of stake is an alternative method in validating cryptocurrency transactions. Should the bitcoin mining algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our bitcoin mining operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.
The properties included in our mining operation may experience damages, including damages that may not covered by insurance.
Our current mining or any future mines we establish will be, subject to a variety of risks relating to physical condition and operation, including:
•
construction or repair defects or other structural or building damage;

•
any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•
any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•
claims by employees and others for injuries sustained at our properties.

While our mining sites have been carefully designed and constructed, they could still be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient or effective.
Other Risks
We may not realize the intended benefits of our power purchase agreement (the “PPA”) with Validus Power Corp. (“Validus”). Changes in law could frustrate or prevent the performance of the Validus Agreement and, in the event of a default by Validus, the Corporation could become an unsecured creditor of Validus with respect to fees paid.
Validus is a new entrant in the Alberta market for the provision of energy to bitcoin miners and has no current operations in Alberta that are comparable to the project contemplated under the PPA. If Validus is unable to perform its obligations under the PPA, which include obtaining a project site and related lease/access rights, securing long term gas supply commitments to support the power generation units, procuring the generation units, and obtaining required regulatory approvals for the project, we may not receive the intended benefits of the PPA.
The Corporation paid a fee of C$15.0 million to Validus as an upfront capital pre-payment installment to lock in favourable energy prices under the PPA. An additional C$10.0 million in upfront capital pre-payment installments is payable by the Corporation upon other key project milestones being achieved.
If Validus defaults on its obligations under the PPA, either in relation to failing to achieve commissioning of the project and commencing the delivery of energy to Hut 8, or (post-commercial operations of the project) failing to meet its ongoing operations and maintenance obligations (which include performing its obligations under the gas supply, site lease, and other third party contracts in relation to the project, and complying with and maintaining regulatory approvals), the Corporation could become an unsecured creditor of Validus with respect to the upfront fees paid by the Corporation for services that were not rendered or anticipated benefits of the PPA that were not realized. Moreover, a fundamental change in law that frustrates or prevents the performance of the PPA would allow either party to terminate the PPA upon notice to the other party (subject to certain dispute resolution provisions) prior to the expiry of the full term of the PPA, in which case the Corporation would not receive the full intended benefit of the PPA.
For additional information on risks relating to the Corporation and cryptocurrency mining, see “Risk Factors” in the accompanying Shelf Prospectus and the risk factors described in the documents incorporated by reference into this Prospectus Supplement and/or the Shelf Prospectus, including the AIF.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We express all amounts in this Prospectus Supplement in Canadian dollars, except where otherwise indicated. References to “$”and “C$” are to Canadian dollars and references to “US$” are to U.S. dollars.
The following table sets forth: (i) the daily closing exchange rates for one Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average daily closing exchange rates for such periods; and (iii) the high and low daily closing exchange rates during such periods, based on rates quoted by the Bank of Canada.
	Year Ended December 31			Three Months Ended March 31
	2020	2019	2018	2021	2020	2019
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Rate at end of period	0.7854	0.7699	0.7330	0.7952	0.7049	0.7483
Average rate for period	0.7461	0.7537	0.7721	0.7899	0.7443	0.7637
High for period	0.7863	0.7699	0.8138	0.8029	0.7710	0.7522
Low for Period	0.6898	0.7353	0.7330	0.7795	0.6989	0.7353
On June 10, 2021, being the last trading day prior to the filing of this Prospectus Supplement, the daily closing rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars was C$1.00 equals US$0.8269.
USE OF PROCEEDS
The net proceeds from this Offering are estimated to be approximately C$      , after deducting the Underwriters’ Fee of C$      and estimated expenses of the Offering of C$      . If the Over-Allotment Option is exercised in full, the net proceeds from the Offering are estimated to be approximately C$      after deducting the Underwriters’ Fee of C$      and estimated expenses of the Offering of C$      .
The Corporation currently anticipates using the net proceeds of the Offering (assuming no exercise of the Over-Allotment Option) to support the growth of its business. The net proceeds of the Offering will be used to fund expansion of the number of digital mining sites it operates, expand the Corporation’s available power capacity to support expansion of its mining sites and operations, new commitments to purchase additional digital mining equipment to increase its mining capacity and to pursue a range of potential strategic partnerships, joint ventures or acquisitions. The Corporation will also use proceeds of the Offering for general corporate purposes and working capital.

If the Over-Allotment Option is exercised in part or in full, the additional net proceeds will be used for general corporate purposes.
Although we intend to expend the net proceeds from the Offering as set forth above, there may be circumstances where for sound business reasons, a reallocation of funds becomes prudent or necessary, and may vary materially from that set forth above. See “Risk Factors—We may use the proceeds from the sale of securities for purposes other than those set out in this Prospectus Supplement”.
We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, including circumstances relating to the impacts of the COVID-19 pandemic on our business and operations, many of which are beyond our control. There is no assurance that sufficient revenues will be generated in the near future, and we may continue to incur negative operating cash flow. We may need to deploy a portion of our working capital to fund such negative operating cash flows or seek additional sources of funding. See “Risk Factors” in the AIF and in this Prospectus Supplement and in the documents incorporated by reference in this Prospectus Supplement.
SUMMARY OF CAPITAL STRUCTURE
The authorized capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the close of business on June 10, 2021, the Corporation had 120,080,337 Common Shares issued and outstanding.
CONSOLIDATED CAPITALIZATION
The table below sets out the consolidated capitalization of the Corporation as of March 31, 2021, both before and after giving effect to the Offering. Other than as described below, there has not been any material change in the share and loan capital of the Corporation, on a consolidated basis since March 31, 2021.
	As at March 31, 2021	As at March 31, 2021 after giving effect to the Offering(1)
Long Term Debt	—	—
Share capital (unlimited authorized)	C$258,702,083	C$
Warrants	20,382,547
Contributed surplus	5,238,887
Accumulated Deficit	(80,025,052)	( )
Accumulated other comprehensive income	112,507,105
Total shareholders’ equity	316,805,570
Total capitalization	C$316,805,570	C$
	(118,575,087 Common Shares)	(Common Shares)

Notes:
(1)
Adjusted to give effect to the receipt of net proceeds of the Offering, assuming the Underwriters’ Fee of C$      and expenses of the Offering of approximately C$      and assuming the Over-Allotment Option is not exercised. In the event that the Over-Allotment Option is exercised in full, the net proceeds from this Offering would be approximately C$      (after deducting the Underwriters’ Fee and the anticipated expenses of the Offering).

Upon completion of the Offering, there will be an aggregate of         Common Shares outstanding or Common Shares if the Over-Allotment Option is exercised in full (        on a fully diluted basis, or         on a fully diluted basis, if the Over-Allotment Option is exercised in full). We expect to receive approximately C$ in net proceeds from the Offering, or approximately C$      if the Over-Allotment Option is exercised in full (in each case, after deducting the Underwriters’ Fee and the anticipated expenses of the Offering). See “Plan of Distribution”.
As of June 10, 2021, we have reserved 14,708,033 Common Shares for issuance through our omnibus long-term incentive plan (the “Omnibus Plan”). We have 606,667 options and 9,970,477 warrants to acquire Common Shares, 1,800,000 restricted share units and 127,500 deferred share units outstanding as of June 10, 2021.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED
This Prospectus Supplement qualifies the distribution of                 Units at a price of C$      per Unit, or Units if the Over-Allotment Option is exercised in full.
Common Shares
Holders of Common Shares are entitled to receive notice of and attend all meetings of the shareholders of the Corporation and to one vote per Common Share on all matters upon which holders of Common Shares are entitled to vote at such meetings of shareholders.
The holders of Common Shares are entitled to receive dividends as and when declared by the Board. The Corporation has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Corporation does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Corporation is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders. In addition, in the event of a liquidation, dissolution or winding-up or other distribution of assets among shareholders, the holders of Common Shares will be entitled to share pro rata in the distribution of the balance of the assets of the Corporation.
All of the Common Shares are fully paid and non-assessable and, except for certain anti-dilution rights of Bitfury Holding B.V. (“Bitfury”) under an investor rights agreement between Bitfury and the Corporation dated as of March 2, 2018, are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.
Warrants
The Warrants will be issued under and governed by the Warrant Indenture to be dated as of the Closing Date and to be entered into between the Corporation and the Warrant Agent. The following is a summary of certain anticipated attributes of the Warrants and provisions of the Warrant Indenture. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant Indenture, which will be filed by the Corporation with the applicable Canadian securities regulatory authorities and the SEC and available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov following closing of the Offering.
General
The Units will separate into Unit Shares and Warrants immediately following the closing of the Offering. Each Warrant will be transferable and will entitle the holder thereof to acquire one Warrant Share at the Exercise Price at any time prior to 5:00 p.m. (Toronto time) on the Warrant Expiry Date, subject to adjustment in certain customary events, after which time the Warrants will expire.
The Corporation will appoint the principal transfer office of the Warrant Agent in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Corporation may, subject to applicable law, purchase by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:
(a)
the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution (other than a dividend in the ordinary course or a distribution of Common Shares upon the exercise of any warrants or options outstanding as of the date of the Warrant Indenture);

(b)
the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c)
the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares;

(d)
the issuance to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “Current Market Price” (as defined in the Warrant Indenture); and

(e)
the issuance or distribution to the holders of all or substantially all of the outstanding Common Shares of securities of any class other than Common Shares, rights, options or warrants to subscribe for or purchase Common Shares or securities exchangeable or convertible into any Common Shares, evidences of indebtedness or any property or other assets (other than as described above).

The Warrant Indenture will also provide for adjustment in the number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:
(a)
reclassification or redesignation of the Common Shares, a change in the Common Shares into other shares or securities or a capital reorganization of the Corporation (other than as described above);

(b)
consolidations, amalgamations, arrangements or mergers of the Corporation with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities); or

(c)
the sale, conveyance or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (other than a subsidiary of the Corporation).

No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the Exercise Price and no adjustment shall be made in the number of Warrant Shares unless it would result in a change of at least one one-hundredth of a Common Share; provided that any such adjustment will be carried forward and taken into account in any subsequent adjustment.
The Corporation will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to the Warrant Agent of certain stated events, including events that would result in an adjustment to the Exercise Price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date of such event. The Warrant Agent will then give notice of the particulars of such event to the holders of the Warrants.
No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.
The Warrant Indenture will provide that the Corporation will use reasonable commercial efforts to maintain the Registration Statement or another registration statement relating to the Warrant Shares effective under the U.S. Securities Act, and ensure that the prospectus contained therein is available, until the earlier of the expiration date of the Warrants or the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the Corporation’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation’s obligations under the Warrant Indenture). If no such registration statement is effective, no person holding Warrants will be permitted to exercise Warrants, unless an exemption or a safe harbor from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. During any such period, any person holding Warrants may give notice of their desire to exercise the Warrants, at which time the Corporation will permit the cashless exercise of the Warrants and issue such number of Warrant Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Warrant Shares shall not be subject to any transfer restrictions in the United States or Canada. If no such registration statement is effective, the Corporation will notify the holders of the Warrants in accordance with the provisions of the Warrant Indenture.
The Warrant Indenture will provide that, from time to time, the Corporation and the Warrant Agent may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Indenture that would adversely affect the interests of the holders of Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum) and passed by the affirmative vote of not less than 662/3% of the aggregate number of all the then outstanding Warrants represented at the meeting; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

PLAN OF DISTRIBUTION
General
Pursuant to the Underwriting Agreement, we have agreed to issue and sell and the Underwriters have agreed to purchase, on a bought deal basis, severally and not jointly (within the meaning of such terms under the laws of the Province of Ontario) on the Closing Date, or such earlier or later date as we and the Underwriters may agree, but in any event no later than 42 days following the date of this Prospectus Supplement, the number of Units set out opposite their respective names below, representing an aggregate of            Units, at a price of C$            per Unit, for aggregate gross consideration of C$100,000,000, payable in cash against delivery of the Units. The Offering Price was determined by negotiation between us and the Underwriters, with reference to the then-current market price for the Common Shares.
The Units are being offered in the United States by the U.S. Underwriters and in Canada by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Units for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters.
Subject to applicable laws, the Underwriters, their affiliates or such other registered dealers as may be designated by the Underwriters, may offer the Units outside of Canada and the United States.
The Underwriting Agreement provides that we will pay the Underwriters at the time of closing of the Offering a fee of C$            per Unit sold pursuant to the Offering, including any Additional Securities sold pursuant to the exercise of the Over-Allotment Option. The Corporation has agreed to reimburse the Underwriters for FINRA and other expenses in an amount not to exceed US$20,000. We have granted to the Underwriters an Over-Allotment Option, in whole or in part, from time to time not later than 30 days after the date of the Underwriting Agreement, to purchase from the Corporation           Additional Units on the same terms as set out above solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of up to           Additional Units, in aggregate, to be sold by us upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the over-allocation position acquires those shares under this Prospectus Supplement regardless of whether the over allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the Province of Ontario) and are subject to certain closing conditions. The Underwriters may terminate their obligations under the Underwriting Agreement upon the occurrence of certain stated events, including “material change out”, “disaster out” and “restrictions distribution out” clauses. The Underwriters are, however, obligated to take up and pay for all of the Units if any Units are purchased under the Underwriting Agreement. However, the Underwriters are not required to take up and pay for the Units covered by the Over-Allotment Option unless and until the Over-Allotment Option is exercised.
Subject to the terms of the Underwriting Agreement, we have also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters, as principals, conditionally offer the Units qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Units, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Pursuant to the Underwriting Agreement, we have agreed that until the date that is 90 days following the date of the Underwriting Agreement (the “Restricted Period”), it will not, directly or indirectly, and will not publicly disclose any intention to, without the prior written consent of Canaccord Genuity LLC, subject to certain exceptions: (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares (the “Subject Shares”) or any securities convertible into or exercisable or exchangeable for Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, or, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise; or (iii) file any registration statement with the SEC or prospectus with any Canadian securities regulatory authority relating to the offering of any Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares. The exceptions include: (a) the Units, Unit Shares and Warrants to be sold in the Offering, (b) the issuance of incentive compensation or equity (including the Subject Shares) under the incentive plans of the Corporation, as such plans may be amended or restated, (c) the issuance of Subject Shares upon the exercise of an option or warrant, including the Warrants, or the conversion of a security outstanding on the date of the Underwriting Agreement, (d) any Subject Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan of the Corporation, (e) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards or employee benefits of the Corporation, including the Corporation’s Employee Share Purchase Plan, as described in its management information circular dated May 21, 2021, and the Omnibus Plan, provided certain conditions are met, (f) Subject Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnerships or acquisitions and employee benefit plans assumed by the Corporation in connection with such transactions); provided certain conditions are met, including that (i) the aggregate amount of Subject Shares issued in connection with such transactions does not exceed 10% of the total shares outstanding of the Corporation upon consummation of the Offering, and, (ii) in the case of any such issuance prior to the expiration of the Restricted Period exceeding in the aggregate 3% of the total number of Common Shares issued and outstanding immediately following the Offering, each such recipient of Subject Shares or securities agrees to be bound by restrictions applicable to our directors and officers detailed below or (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Subject Shares, provided that certain conditions are met, including that such plan does not provide for the transfer of Subject Shares, during the Restricted Period, and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us or on our behalf regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period.
In addition, our directors and officers, and certain of our shareholders, have executed “lockup” letters pursuant to which, until the date that is 90 days following the date of this Prospectus Supplement relating to this Offering, they have agreed that they will not, and will not publicly disclose the intention to, without the consent of Canaccord Genuity LLC, subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by them or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares. The exceptions include: (a) the Units, Unit Shares and Warrants to be sold in the Offering; (b) transactions relating to Subject Shares or other securities acquired in open market transactions after completion of the Offering, subject to certain exceptions; (c) a bona fide gift, including charitable contributions, of Subject Shares or securities convertible into Subject Shares, or a transfer of Subject Shares as a result of intestate succession; (d) distributions of Subject Shares or any security convertible into Subject Shares to limited partners, members or stockholders or other equity holders of the signatory; (e) transfers of Subject Shares or any security convertible into Subject Shares to certain affiliates of the signatory, subject to certain exceptions; (f) a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Subject Shares involving a change of control of the Corporation, provided that certain conditions are met; (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Subject Shares, provided that certain conditions are met; (h) the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares to the Corporation, pursuant to agreements or rights in existence on the date of the “lockup” letter under which the Corporation has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the undersigned’s employment or other service relationship with the Corporation, provided that certain conditions are met; and (i) receipt of securities (including on a “net” basis with transfers to us) solely made in connection with exercises of outstanding stock options or warrants, including the Warrants, or vesting and/or redemptions of restricted share units, deferred share units or other equity awards of the Corporation, including the transfer or sale of up to 77,000 Subject Shares (or any security convertible into up to 77,000 Subject Shares) to cover the exercise price, tax obligations, and any fees and expenses in connection therewith, provided that certain conditions are met.
The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “HUT”. On June 10, 2021, the last trading day before the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$6.11 or US$5.05 (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada of C$1.00 = US$0.8269). We have applied to list the Unit Shares, the Warrants and the Warrant Shares on the TSX, and have been approved to list our Common Shares on Nasdaq under the trading symbol “HUT”. Listing is subject to our fulfillment of all of the listing requirements of the TSX and Nasdaq, respectively.
The Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made reasonable efforts to sell the Units at the Offering Price, the Underwriters may offer the Units to the public at prices lower than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Units is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by us.
Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.
Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.
The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Over-Allotment Option.
The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that we will arrange for the instant deposit of the Unit Shares and the Warrants to the Underwriters under the book-based system of registration, to be registered to CDS and deposited with CDS on the Closing Date, or as otherwise may be agreed to between us and the Underwriters. No certificates evidencing the Units, the Unit Shares or the Warrants will be issued to purchasers of the Units. Purchasers of the Units will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Units is purchased.
Relationship Between the Corporation and Certain Underwriters
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the Underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the Underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Corporation (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Corporation. The Underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the EEA (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Common Shares may be made to the public in that Relevant State at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Common Shares shall require the Corporation or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No Common Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Common Shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it has been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulation 2019, except that offers of Common Shares may be made to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended (the “FSMA”),

provided that no such offer of Common Shares shall require the Corporation or any Underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of these provisions, the expression an “offer to the public” in relation to any Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”) and/or (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the FPO and/or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Common Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this Prospectus Supplement or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this Prospectus Supplement relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.
Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland
This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Common Shares. The Common Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Common Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in the Dubai International Financial Centre
This Prospectus Supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus Supplement. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.
Hong Kong
The Common Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the Common Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Common Shares. Accordingly, the Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan. For Qualified Institutional Investors (QII) please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only to QIIs. For Non-QII Investors please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement”

or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may be transferred only en bloc without subdivision to a single investor.
Singapore
This Prospectus Supplement and the accompanying Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this Prospectus Supplement and the accompanying Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notification under Section 309B(1)(c) of the SFA
The Corporation has determined that the Common Shares are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Common Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Australia
No “prospectus” or other “disclosure document”, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Common Shares has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Common Shares for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Shelf Prospectus or any other offering material or advertisement relating to the Common Shares in Australia, unless: (i) the aggregate consideration payable for such Common Shares on acceptance of the offer is at least A$500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the

offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Units pursuant to this Offering. For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated. This summary applies only to a purchaser who is a beneficial owner of Common Shares and Warrants acquired pursuant to this Offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation or the Underwriters; and (iii) holds the Common Shares and Warrants as capital property (a “Holder”). Common Shares and Warrants will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “specified financial institution” (as defined in the Tax Act), (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, or (v) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to the Common Shares or Warrants. Any such Holder should consult its own tax advisor with respect to an investment in the Units. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Units.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident person or group of persons that do not deal at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own tax advisor with respect to the consequences of acquiring Units hereunder.
This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal laws, the laws of any province or territory of Canada or the laws of any jurisdiction outside of Canada.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.
Allocation of Cost
Holders will be required to allocate on a reasonable basis their cost of each Unit between the Unit Share and the Warrant in order to determine their respective costs for purposes of the Tax Act. For its purposes, the Corporation intends to allocate C$      to each Unit Share and C$      to each Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Holder.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to this Offering will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.
Exercise of Warrants
No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to the acquisition of the Warrant Share.
Resident Holders
The following section of this summary applies to Holders (“Resident Holders”) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times. A Resident Holder whose Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other “Canadian security” as defined in the Tax Act, held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election is not available in respect of the Warrants. Resident Holders should consult their own tax advisors regarding this election.
Expiry of Warrants
In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses”.
Dividends
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares.
Such dividends received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends”. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.
In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances a dividend or deemed dividend received by a Resident Holder that is a corporation may be treated as a capital gain or proceeds of disposition. Such Resident Holders should consult their own tax advisors.
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in Part IV of the Tax Act), will generally be liable to pay a tax under Part IV of the Tax Act (refundable under certain circumstances) on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a Canadian resident corporation (other than a private corporation) controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).
Dispositions of Common Shares and Warrants
A disposition or a deemed disposition of a Common Share (other than a disposition to the Corporation, unless purchased by the Corporation in the open market in the manner in which Common Shares are normally purchased by any member of the public in the open market) or Warrant (other than a disposition arising on the exercise or expiry of a Warrant) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share or Warrant, as the case may be, exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against taxable capital gains realized in the year and any excess may be deducted against net taxable capital gains in any of the three preceding years or in any subsequent year, to the extent and under the circumstances set out in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares or shares substituted for such Common Shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Other Income Taxes
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax (refundable under certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.
In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.
Non-Resident Holders
The following section of this summary is generally applicable to Holders (“Non-Resident Holders”) who (i) for the purposes of the Tax Act and any applicable tax treaty, are neither resident nor deemed to be resident in Canada at any time while they hold the Common Shares; and (ii) do not and will not use or hold and are not and will not be deemed to use or hold, the Common Shares or Warrants in connection with carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980) as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is entitled to full benefits under the Treaty and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders should consult their own tax advisors in relation to any applicable tax treaty relief.
Dispositions of Common Shares and Warrants
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Warrant unless the Common Share or Warrant

(as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, a Common Share or Warrant (as applicable) will not constitute taxable Canadian property of a Non-Resident Holder provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX) at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non- Resident Holder, (b) persons with whom the Non- Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, or interests in, any such properties, whether or not such property exists. A Common Share may be deemed to be “taxable Canadian property” in certain other circumstances.
In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Warrant that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described above under the headings “Holders Resident in Canada—Dispositions of Common Shares and Warrants” and “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares and Warrants by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Common Shares and Warrants as Units pursuant to this Offering and hold such Common Shares and Warrants as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986 as amended (the “IRC”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker- dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences or the requirements of Section 451 of the IRC with respect to conforming the timing of income accruals to financial statements. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares or Warrants that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of Common Shares or Warrants, the U.S. federal income tax consequences relating to an investment in the Common Shares or Warrants will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Common Shares or Warrants is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares or Warrants.
Persons considering an investment in Common Shares or Warrants are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares or Warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Allocation of Investment in Units
An investor in this Offering will be required to allocate cost of the acquisition of the Units between the Common Shares and Warrants acquired based on their relative fair market values. This allocation will establish a holder’s initial tax basis for U.S. federal income tax purposes in his, her or its share of Common Shares and Warrants We will not be providing holders with such allocation, and it is possible that different holders will reach different determinations regarding such allocation. A holder’s allocation of purchase price between Common Shares and Warrants is not binding on the IRS or the courts, and no assurance can be given that the IRS or the courts will agree with a holder’s allocation. Each prospective holder should consult his, her or its own tax advisor with respect to the allocation, and the risks associated with such allocation.
Passive Foreign Investment Company Consequences
Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Whether we are a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of cryptocurrency such as bitcoin for purposes of the PFIC rules is unclear. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Common Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, such U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common

Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its own tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock if they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.
As discussed below under “—Distributions,” notwithstanding any election made with respect to the Common Shares, if we are a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Common Shares will not qualify for reduced rates of taxation.

Under proposed Treasury regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock also subject to these default rules discussed above. However, a U.S. Holder generally may not make a QEF election or mark-to-market election with respect to warrants. In addition, under proposed Treasury regulations, if a U.S. Holder holds an option, warrant or other right to acquired stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Thus, this will impact the availability of timely QEF election and mark-to-market election with respect to such shares. Because of the complexity and uncertainty of the treatment of Warrants under the PFIC rules, each U.S. Holder should consult his own tax advisor regarding the application of the PFIC rules to the Common Shares acquired upon an exercise of Warrants and the availability of, and procedure for making, a qualifying election with respect to Warrants.
Each U.S. person that is an investor in a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.
Distributions
Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard as of this filing or prospectively. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend the Common Shares to be. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the

United States, dividends paid on Common Shares will more likely be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non- corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Constructive Dividends on Warrants
Subject to the PFIC rules described above, if at any time during the period in which a U.S. Holder held our Warrants we were to pay a taxable dividend to our shareholders and, in accordance with the anti-dilution provisions of the Warrants, the exercise price of the Warrants were decreased, that decrease would be deemed to be the payment of a taxable dividend to a U.S. Holder of the Warrants to the extent of our earnings and profits, notwithstanding the fact that the U.S. Holder would not receive a cash payment. If the exercise price is adjusted in certain other circumstances (or in certain circumstances, there is a failure to make adjustments), that adjustment may also result in the deemed payment of a taxable dividend to a U.S. Holder. U.S. Holders should consult their tax advisers regarding the proper treatment of any adjustments to the Warrants and the interaction between these adjustments and the PFIC rules. Any taxable deemed distribution will be generally taxed in the same manner as an actual distribution received by a U.S. Holder as discussed above under “—Distributions.”
Information reporting and backup withholding may be required regarding the amount of any deemed distributions. See “—Information Reporting and Backup Withholding.” Because a deemed distribution would not result in the payment of any cash to a U.S. Holder from which any applicable backup withholding could be satisfied, if backup withholding is paid on the U.S. Holder’s behalf (because the U.S. Holder failed to establish an exemption from backup withholding), an applicable withholding agent may withhold such amounts from the Common Shares or current or subsequent payments of cash payable to such U.S. Holder.
For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Recently proposed Treasury regulations, on which we may rely prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined. U.S. Holders are urged to consult their own tax advisor with respect to the tax consequences of any adjustment (or the absence of any adjustment) to the Warrants and any resulting deemed distribution.
Sale, Exchange or Other Disposition of Common Shares or Warrants
Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares or Warrants in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares or Warrants. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares or Warrants were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares or Warrants will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Exercise or Lapse of a Warrant
Subject to the PFIC rules described above and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share, unless cash is received in lieu of the issuance of a fractional Common Share. A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (i) the U.S. Holder’s tax basis in the Warrant (that is, an amount equal to the portion of the purchase price of a Unit allocable to the Warrant as described above) plus (ii) the exercise price paid by the U.S. Holder on the exercise of the Warrant. A U.S. Holder’s holding period for Common Shares received on exercise of a Warrant will commence on the date following the date of exercise of the Warrant and will not include the period during which the U.S. Holder held the Warrant.
The U.S. federal income tax treatment of a cashless exercise of Warrants into Common Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance as to the tax treatment that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.
Upon the lapse or expiration of a Warrant a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss (provided that the Common Shares to be issued on the exercise of such Warrant would have been a capital asset if acquired by the U.S. Holder) and will be long-term capital loss if the Warrant was held for more than one year. Deductions for capital losses are subject to limitations under the Code.
Receipt of Foreign Currency
The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Additional Tax on Net Investment Income
U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Common Shares or Warrants may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.
Information Reporting and Backup Withholding
In general, dividends paid to a U.S. Holder in respect of Common Shares (or deemed paid in respect of Warrants) and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares or Warrants within the United States or through certain U.S.- related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares or Warrants and their particular situations.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN CLASS A SHARES OR WARRANTS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PRIOR SALES
The table below sets forth the date on which, number of and prices at which we have issued Common Shares or securities that are convertible or exercisable into Common Shares during the 12-month period preceding the date hereof.
Issuance of Common Shares
Date of Issue	Nature of Issue	Number of Common Shares	Issue Price
June 9, 2021	Exercise of warrants	16,100	C$1.80 per share
June 7, 2021	Exercise of warrants	130,400	C$1.80 per share
June 4, 2021	Exercise of warrants	68,100	C$1.80 per share
June 3, 2021	Exercise of warrants	115,500	C$1.80 per share
June 2, 2021	Exercise of warrants	133,400	C$1.80 per share
June 1, 2021	Exercise of warrants	57,600	C$1.80 per share
May 28, 2021	Exercise of warrants	45,800	C$1.80 per share
April 16, 2021	Exercise of warrants	700	C$1.80 per share
April 14, 2021	Exercise of warrants	426,362	C$6.25 per share
April 13, 2021	Exercise of warrants	14,100	C$1.80 per share
April 9, 2021	Exercise of warrants	378,088	C$6.25 per share
April 8, 2021	Exercise of warrants	56,100	C$1.80 per share
April 6, 2021	Exercise of warrants	13,900	C$1.80 per share
April 5, 2021	Exercise of warrants	18,100	C$1.80 per share
April 1, 2021	Exercise of warrants	31,000	C$1.80 per share
March 31, 2021	Settlement of RSUs	76,676	C$9.52 per share
March 31, 2021	Exercise of warrants	8,000	C$1.80 per share
March 29, 2021	Exercise of options	3,333	C$1.80 per share
March 24, 2021	Exercise of warrants	7,000	C$1.80 per share
March 19, 2021	Exercise of warrants	22,300	C$1.80 per share
March 19, 2021	Exercise of warrants	350,000	C$6.25 per share
March 18, 2021	Exercise of warrants	9,300	C$1.80 per share
March 17, 2021	Exercise of warrants	84,200	C$1.80 per share
March 16, 2021	Exercise of warrants	7,800	C$1.80 per share
March 15, 2021	Exercise of options	32,306	C$5.00 per share
March 15, 2021	Exercise of warrants	100,000	C$6.25 per share
March 5, 2021	Exercise of warrants	61,600	C$1.80 per share
March 4, 2021	Exercise of warrants	800,000	C$6.25 per share
March 3, 2021	Exercise of warrants	5,100	C$1.80 per share
March 3, 2021	Exercise of warrants	20,000	C$6.25 per share
March 2, 2021	Exercise of warrants	20,000	C$6.25 per share
March 2, 2021	Exercise of warrants	300	C$1.80 per share
March 1, 2021	Exercise of warrants	16,388	C$1.45 per share
March 1, 2021	Exercise of warrants	128,700	C$1.80 per share
February 26, 2021	Exercise of options	25,000	C$5.00 per share
February 26, 2021	Exercise of warrants	20,700	C$1.80 per share

Date of Issue	Nature of Issue	Number of Common Shares	Issue Price
February 25, 2021	Exercise of warrants	1,800	C$1.80 per share
February 24, 2021	Exercise of warrants	10,000	C$6.25 per share
February 24, 2021	Exercise of warrants	16,300	C$1.80 per share
February 23, 2021	Exercise of warrants	550,000	C$6.25 per share
February 23, 2021	Exercise of warrants	2,000	C$1.80 per share
February 22, 2021	Exercise of warrants	1,300	C$1.80 per share
February 19, 2021	Exercise of warrants	200	C$1.80 per share
February 18, 2021	Exercise of options	30,000	C$5.00 per share
February 17, 2021	Exercise of warrants	100	C$1.80 per share
February 17, 2021	Exercise of warrants	2,222,222	C$4.50 per share
February 17, 2021	Exercise of warrants	25,000	C$6.25 per share
February 16, 2021	Exercise of warrants	175,000	C$6.25 per share
February 12, 2021	Exercise of warrants	17,251	C$1.45 per share
February 11, 2021	Exercise of warrants	38,000	C$1.45 per share
February 9, 2021	Exercise of options	20,000	C$5.00 per share
February 2, 2021	Exercise of warrants	6,750	C$1.80 per share
February 1, 2021	Settlement of RSUs	92,941	C$4.94 per share
February 1, 2021	Exercise of warrants	6,750	C$1.80 per share
January 20, 2021	Exercise of warrants	70,000	C$1.80 per share
January 18, 2021	Exercise of warrants	17,251	C$1.45 per share
January 18, 2021	Exercise of warrants	3,000	C$1.80 per share
January 15, 2021	Settlement of RSUs	85,196	C$6.15 per share
January 14, 2021	Exercise of warrants	1,400	C$1.80 per share
January 13, 2021	Private placement of units, with each unit comprised of one Common Share and one-half of one Common Share purchase warrant	15,500,000	C$5.00 per share
January 12, 2021	Exercise of warrants	137,100	C$1.80 per share
January 11, 2021	Exercise of warrants	31,600	C$1.80 per share
January 5, 2021	Exercise of warrants	13,300	C$1.80 per share
January 4, 2021	Common Shares issued for past services	380,000	C$1.05 per share
January 4, 2021	Settlement of DSUs	42,500	C$3.89 per share
January 4, 2021	Exercise of warrants	34,200	C$1.80 per share
December 31, 2020	Exercise of warrants	182,866	C$1.45 per share
December 31, 2020	Exercise of warrants	36,500	C$1.80 per share
December 29, 2020	Exercise of warrants	200	C$1.80 per share
December 23, 2020	Exercise of warrants	260,000	C$1.80 per share
December 23, 2020	Exercise of options	3,225	C$1.14 per share
December 16, 2020	Exercise of options	30,108	C$1.14 per share
July 17, 2020	Exercise of warrants	500	C$1.80 per share
June 25, 2020	Prospectus offering of units, with each unit comprised of one Common Share and one Common Share purchase warrant.	5,750,456	C$1.45 per unit

Issuance of Warrants
Date of Issue	Number of Common Shares Issuable upon Exercise of Warrants	Exercise Price	Expiry Date
January 13, 2021	7,750,000	C$6.25	January 13, 2023
January 13, 2021	930,000	C$6.25	January 13, 2023
June 25, 2020	5,750,456	C$1.80	December 25, 2022
June 25, 2020	345,027	C$1.45	June 25, 2022
Grant of Options
Date of Grant	Number of Common Shares Issuable upon Exercise of Options	Exercise Price	Expiry Date
April 26, 2021	60,000	C$6.57	April 26, 2031
Award of Restricted Share Units or Deferred Share Units
Date of Award	Type of Award	Number of Common Shares Issuable upon Vesting
January 21, 2021	restricted share units	2,000,000
October 9, 2020	restricted share units	90,000
August 4, 2020	restricted share units	75,000
August 4, 2020	deferred share units	170,000
TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSX under the symbol “HUT”.
The following table sets out the price range and average daily volumes traded or quoted on a monthly basis on the TSX for the past 12 months.
Month	High ($)	Low ($)	Average Daily Volume
June 2020	C$2.10	C$0.95	229,465
July 2020	C$1.50	C$1.03	349,138
August 2020	C$1.42	C$0.99	398,259
September 2020	C$1.13	C$0.81	205,559
October 2020	C$1.32	C$0.92	335,417
November 2020	C$1.95	C$1.10	917,926
December 2020	C$4.38	C$1.44	1,411,064
January 2021	C$8.46	C$3.71	3,036,105
February 2021	C$15.98	C$4.49	3,269,109
March 2021	C$11.89	C$7.24	1,519,189
April, 2021	C$10.35	C$6.03	1,548,074
May, 2021	C$7.24	C$4.31	1,399,940
June 1–10, 2021	C$6.19	C$4.23	1,364,052
As of the close of business on June 10, 2021, the last trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$6.11.

DIVIDEND RECORD AND POLICY
We have never paid dividends. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs. All of the Common Shares will be entitled to an equal share in any dividends declared and paid on a per share basis. See “Risk Factors”.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on our behalf by Bennett Jones LLP with respect to Canadian legal matters and Hogan Lovells US LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. As at the date of this Prospectus Supplement, the partners and associates of each of Bennett Jones LLP and Stikeman Elliott LLP beneficially own, directly and indirectly, less than 1% of our outstanding securities or other property, or that of our affiliates.
INTERESTS OF EXPERTS
The financial statements as at and for the years ended December 31, 2020 and 2019 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the report of Dale Matheson Carr-Hilton Labonte LLP, an independent auditor, given on the authority of said firm as experts in auditing and accounting. Dale Matheson Carr-Hilton Labonte LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and are independent with respect to the Corporation within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
AUDITORS, REGISTRAR AND TRANSFER AGENT
Our independent auditor is Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1140 West Pender Street, #1500-1700, Vancouver, British Columbia, Canada, V6E 4G1.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, North Tower, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and in the United States is Computershare Trust Company, N.A. at its principal office at 250 Royall Street, Canton, Massachusetts, 02021.
ENFORCEMENT OF CIVIL LIABILITIES
Certain of our operations and assets are located outside the United States, and certain of our officers, directors and shareholders reside outside of the United States.
We have appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon us, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or our directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
We filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.
Certain of our operations and assets are also located outside of Canada, and certain of our officers, directors and shareholders, reside outside of Canada. See “Enforcement of Judgments Against Foreign Persons”.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Three of our directors reside outside of Canada. Each such director has appointed the following agent for service of process in Canada:
Name of Person	Name and Address of Agent
Bill Tai	Hut 8 Mining Corp., 130 King Street West, Suite 1800, Toronto, Ontario, Canada, M5X 2A2
Alexia Hefti	Hut 8 Mining Corp., 130 King Street West, Suite 1800, Toronto, Ontario, Canada, M5X 2A2
Jeremy Sewell	Fasken Martineau DuMoulin LLP, 800 Rue du Square-Victoria Bureau 3500, Montréal, Québec, Canada, H4Z 1E9
Purchasers are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Dale Matheson Carr-Hilton Labonte LLP; (iv) the consent of Bennett Jones LLP; (v) the consent of Stikeman Elliott LLP; (vi) the Warrant Indenture and (vii) the Underwriting Agreement.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under the legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See ‘‘Plan of Distribution”.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Hut 8 Mining Corp. at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2, by telephone at 647 256-1992, and are also available electronically at www.sedar.com.
Short Form Base Shelf Prospectus
New Issue and/or Secondary OfferingApril 7, 2021
HUT 8 MINING CORP.
$500,000,000
Common Shares
Debt Securities
Subscription Receipts
Warrants
Convertible Securities
Units
Hut 8 Mining Corp. (the “Company” or “Hut 8”) may from time to time offer and issue the following securities: (i) common shares (“Common Shares”); (ii) unsecured debt securities (“Debt Securities”), which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series; (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (iv) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); (v) securities convertible into or exchangeable for Common Shares and/or other securities of the Company (“Convertible Securities”); and (vi) securities comprised of more than one of the Common Shares, Debt Securities, Subscription Receipts, Warrants and/or Convertible Securities offered together as a unit (“Units”), or any combination thereof, having an initial offer price of up to $500,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains effective.
The Common Shares, Debt Securities, Subscription Receipts, Warrants, Convertible Securities and Units (any two or more being, “Securities”) offered hereby may be offered in one or more offerings, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.
All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The offerings are subject to approval of certain legal matters on behalf of the Company by Bennett Jones LLP with respect to matters of Canadian law and by Hogan Lovells US LLP with respect to matters of U.S. law.
The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, offering price (in the event the offering is a fixed price distribution), manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), and any other specific terms; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, currency or currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Company or the option of the holder, any exchange or conversion terms, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, offering price, terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company, and any other specific terms; (iv) in the case of Warrants, the number of Warrants offered, offering price, terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other specific terms; (v) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other securities of the Company, and any other specific terms; and (vi) in the case of Units, the number of Units offered, offering price, terms of the underlying Common Shares, Debt Securities, Subscription Receipts, Warrants and/or Convertible Securities, and any other specific terms. One or more securityholders of the Company may also offer and sell Securities under this Prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “Secondary Offering by Selling Securityholders”.
This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Company, or any Selling Securityholders, may offer and sell the Securities to or through underwriters purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to the Company and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.
This Prospectus may qualify as an “at-the-market distribution”. The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of Securities other than an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), unless otherwise specified in the relevant Prospectus Supplement, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “HUT” and quoted on the OTCQX market under the symbol “HUTMF”. The common share purchase warrants (the “2020 Warrants”) issued as part of the June 2020 Offering (as defined below) are listed and posted for trading on the TSX under the symbol “HUT.WT”. On April 6, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $9.45 and on the OTCQX market was US$7.50, and the closing price of the 2020 Warrants on the TSX was $7.65.
Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants, Convertible Securities and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares and 2020 Warrants may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.
THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Prospective investors should be aware that the acquisition of the Securities may have tax consequences. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the discussion contained in this Prospectus under the headings “Certain Canadian and U.S. Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.
An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See “Cautionary Note Regarding Forward Looking Statements” and “Risk Factors”.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.
Note to U.S. Holders:
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This offering is made in the United States by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies prepared under United States generally accepted accounting principles.
Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities“ below.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Company’s business, financial condition, results of operations and prospects may have changed since such date.
Bill Tai, Jeremy Sewell and Chris Eldredge, directors of the Company, each resides outside of Canada. Mr. Tai, Mr. Sewell and Mr. Eldredge have appointed the following agents for service of process:
Name of Person	Name and Address of Agent
Bill Tai	Hut 8 Mining Corp., 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2
Jeremy Sewell	Fasken Martineau DuMoulin LLP, 800 Rue du Square-Victoria Bureau 3500, Montréal, Quebec, H4Z 1E9
Chris Eldredge	Hut 8 Mining Corp., 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2
Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8 and the corporate headquarters are located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2.

ABOUT THIS PROSPECTUS
Readers should rely only on the information contained or incorporated by reference in this Prospectus and should not rely only on certain parts of the information contained in this Prospectus to the exclusion of the remainder. The Company has not authorized anyone to provide the reader with different or additional information. If anyone provides you with additional, different or inconsistent information, including information or statements in articles about the Company or through other forms of media, readers should not rely on it. The information contained on www.hut8mining.com is not intended to be included in or incorporated by reference herein and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. The Company is not making an offer of the Securities described in this Prospectus in any jurisdiction in which the offering of such Securities is not permitted. Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, regardless of the time of delivery of this Prospectus or of any sale of the securities pursuant thereto. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws. Any market data or other industry forecasts used in this Prospectus or the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable but the accuracy and completeness of such information is not guaranteed. The Company has not independently verified such information and does not make any representation as to the accuracy of such information.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: completion of an offering of the Securities; the intended use of proceeds from the offering of such Securities; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; business strategy and objectives; market trends; the sufficiency of cash and working capital for future operating activities; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; the anticipated timing for the receipt of licences; anticipated production capacity; and other events or conditions that may occur in the future.
Investors are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Company at the time they were made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to investing in the Securities; discretion in the use of proceeds; the Company’s ability to raise additional funds; there being no current market for the Securities; changes in the price of Bitcoin and other cryptocurrency risks; the Company’s ability to adapt to technological innovations; market instability due to the COVID-19 pandemic; the Company’s reliance on a limited number of key employees; and fluctuations in energy prices as well as the risk factors described under the heading “Risk Factors” in this Prospectus.
Risks involving the Securities and the Company are discussed under the heading “Risk Factors” in this Prospectus and in the AIF (as defined herein). Although the Company has attempted to identify important factors that could cause actual results to differ materially from statements contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is made as of the date given and the Company does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.
To the extent any forward-looking information in this Prospectus, including the documents incorporated by reference herein, constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is used by the Company for budgeting and planning purposes and the reader is cautioned that this information may not be appropriate for any other purpose. The reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out above.
ENFORCEABILITY OF CIVIL LIABILITIES
Hut 8 is incorporated under and governed by the Business Corporations Act (British Columbia). Most of the Company’s directors and officers reside principally in Canada, and the majority of its assets and all or a substantial portion of the assets of these persons is located outside the United States. As described below, the Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
The Company has filed with the SEC, concurrently with the Registration Statement (as defined herein), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.
Certain of the Company’s officers and directors reside outside of Canada. Although the Company’s head and registered office is in Canada, it may not be possible for investors to effect service of process within Canada upon our directors or officers. In addition, it may not be possible to enforce against us or the Company’s directors or officers judgments obtained in courts in Canada predicated on the civil liability provisions of applicable securities laws of Canada.
FINANCIAL INFORMATION AND CURRENCY PRESENTATION
The financial statements of the Company incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars. All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated.
WHERE YOU CAN FIND MORE INFORMATION
The Company files certain reports with, and furnishes other information to, each of the SEC and certain securities regulatory authorities of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on SEDAR at www.sedar.com.
The Company has filed with the SEC under the U.S. Securities Act of 1933, as amended, the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This

Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2, by telephone at 647-256-1992, and are also available electronically under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The filings of the Company through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.
The following documents filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the management information circular of the Company dated November 26, 2020, as filed on SEDAR on December 1, 2020;

(b)
the annual information form of the Company dated March 25, 2021 in respect of the fiscal year ended December 31, 2020 (“AIF”);

(c)
the audited consolidated financial statements of the Company and the notes thereto as at and for the fiscal years ended December 31, 2020 and 2019, together with the auditors’ report thereon;

(d)
the management’s discussion and analysis of the Company for the year ended December 31, 2020; and

(e)
the material change report of the Company dated January 13, 2021.

Any material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon and related annual management’s discussion and analysis (“MD&A”), interim financial statements and related interim MD&A, information circulars, business acquisition reports, any news release issued by the Company that specifically states it is to be incorporated by reference in this Prospectus, and any other documents as may be required to be incorporated by reference herein under applicable Canadian securities laws which are filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus, during the 25-month period this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document.
Upon new interim financial statements and related interim MD&A of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial statements and related interim MD&A of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related annual MD&A of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related annual MD&A of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new AIF of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous AIF; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new AIF is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new AIF is filed; and (iv) any information circular of the Company filed prior to the beginning of the Company’s financial year in respect of which the new AIF is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific variable terms in respect of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
WHERE YOU CAN FIND MORE INFORMATION
The Company may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of $500,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be). Each time the Company sells Securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
The Company files annual and quarterly financial information and material change reports and other material with the securities regulatory authorities in each of the provinces and territories of Canada. Prospective investors may read and download any public document that the Company has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com.

GLOSSARY OF DEFINED TERMS
In this Prospectus, unless otherwise specified the following capitalized words and terms shall have the following meanings:
$	Canadian dollars.
ASIC	An application-specific integrated circuit customized for Bitcoin mining.
Bitcoin	The peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.
Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Bitfury
Bitfury Holding B.V., corporation incorporated and existing under the laws of the Netherlands, which, pursuant to the Master Data Center Purchase Agreement and the Master Services Agreement, provides a turn-key service to Hut 8 for the installation of the BlockBox and a fully-managed service to configure, operate and maintain the BlockBox.

Bitgo	BitGo Trust Company Inc.
BlockBox
The proprietary BlockBox Data Centers AC manufactured by Bitfury and used for the purpose of running diverse cryptographic hash functions in connection with the mining of cryptocurrency, including all related housing and power supplies, and all required cabling, cooling units and other peripherals, as applicable.

Blockchain	A digital ledger in which Bitcoin or other cryptocurrency transactions are recorded chronologically and publicly.
US$	United States dollars.
SUMMARY DESCRIPTION OF THE BUSINESS
Corporate Structure
Hut 8 was incorporated under the laws of the province of British Columbia on June 9, 2011. The registered office of the Company is located at Suite 2500 Park Place 666 Burrard Street, Vancouver BC, Canada, V6C 2X8 and the corporate headquarters are located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company’s Common Shares are listed under the symbol “HUT” on the TSX and quoted under the symbol “HUTMF” on the OTCQX market. The Company's 2020 Warrants are listed and posted for trading on the TSX under the symbol “HUT.WT”. At the close of business on April 6, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares as quoted by the TSX was $9.45, the closing price of the Common Shares as quoted on the OTCQX market was US$7.50, and the closing price of the 2020 Warrants as quoted by the TSX was $7.65.
The Company operates three wholly owned subsidiaries: Hut 8 Holdings Inc., which was incorporated in British Columbia, Canada; Hut 8 Asset Management, which was incorporated in Bridgetown, Barbados, and Hut 8 Finance Ltd, which was incorporated in Ontario, Canada. The Company beneficially owns, or controls or directs, directly or indirectly, 100% of the voting common shares of the above-mentioned subsidiaries.

The following diagram illustrates the corporate structure and provides the name, the percentage of voting securities owned, directly or indirectly, by the Company and the jurisdiction of incorporation, continuance or formation of the Company’s subsidiaries.
Business of the Company
Hut 8 is a cryptocurrency mining company with industrial scale Bitcoin mining operations in Canada. As of December 31, 2020, Hut 8 had 25 employees and utilized the services of two contractors with the titles of Corporate Secretary and Head of Power.
Hut 8 provides investors with direct exposure to Bitcoin, without the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their Bitcoin.
For its mining activities, Hut 8 utilizes BlockBoxes which are specialized freight containers outfitted for Bitcoin mining. The BlockBox is modular, portable, and more easily upgradeable to the next generation of silicon technology.
Material Contracts
On March 24, 2020, the Company entered into a business agreement (the “Slush Pool Agreement”) with Braiins Systems s.r.o., an operator of the Slush Pool virtual currency mining pool. The Slush Pool Agreement governs the terms and conditions under which the Company contributes its processing power to the Slush Pool mining pool in exchange for certain remuneration. Under the Slush Pool Agreement, the Company has agreed to contribute processing power of at least 600 peta hashes per second (“PH/s”) during the specified verification period. The initial term of the Slush Pool Agreement is for one year, ending on March 24, 2021. Pursuant to the Slush Pool Agreement, the Company has agreed to mine virtual currency exclusively on the Slush Pool, subject to certain exceptions.
On February 12, 2020, the Company entered into an Amended and Restated Master Data Center Purchase Agreement with Bitfury (the “Purchase Agreement”). The Purchase Agreement governs the terms and conditions of the purchase of Bitfury’s proprietary BlockBox AC — Air Cooled Mobile Datacenters (the “Data Centres”) and certain equipment and ancillary assets used to run diverse cryptographic hash functions in connection with the mining of cryptocurrency. Pursuant to the Purchase Agreement, the Company may offer to purchase Data Centres from time to time at specified prices by delivering a purchase order to Bitfury. The Purchase Agreement provides the Company with a right of first refusal over any Data Centres that Bitfury intends to sell within North America. Similarly, the Purchase Agreement provides Bitfury with a right of first refusal to provide any Data Centres that the Company intends to acquire within North America. Bitfury’s right of first refusal with respect to Data Centres does not prevent the Company from procuring silicon chips from other suppliers to upgrade its Data Centres unless Bitfury can provide similarly efficient equipment at the same or better cost on equivalent delivery terms. The Purchase Agreement is for a term of three years, with two consecutive automatic renewal terms of one year each.
Concurrent with the Purchase Agreement, on February 12, 2020, the Company entered into an Amended and Restated Master Service Agreement with Bitfury (the “MSA”). In accordance with the MSA, Bitfury shall provide the management, maintenance, support, logistics and operational services (the “Services”) required to run the Data Centres. The MSA is for a term of three years, with two consecutive automatic renewal terms of one year each. The Company transferred the employees at its facilities in both Medicine Hat and Drumheller from Bitfury to Hut 8 and took over the management of employees, with continued support from Bitfury regarding support, logistics, and other operational services.
On September 1, 2019, the Company entered into a custodial services agreement with Bitgo (the “Bitgo Custodial Agreement”), pursuant to which Bitgo provides the Company with various custodial and wallet services. The Company pays fees for these services pursuant to a fee schedule that may be revised by Bitgo on at least 30 days’ notice during which the Company may elect to terminate the agreement and services at no additional charge. The Bitgo Custodial Agreement has an initial term of 16 months, after which it will automatically renew for successive one-year periods unless either party notifies the other party of its intention not to renew at least 60 days prior to the expiration of the then-current term. The Bitgo Custodial Agreement replaced the services agreement the Company had with Xapo GmbH (“Xapo”).
On March 2, 2018, the Company entered into an investor rights agreement (the “Investor Rights Agreement”) with Bitfury. Pursuant to the Investor Rights Agreement, Bitfury has the right to participate in offerings of the Common Shares, or securities convertible or exchangeable into or giving the right to acquire Common Shares, to the extent necessary to maintain its proportion of the total voting rights (on a fully diluted basis) associated with the outstanding Common Shares.
In accordance with the Investor Rights Agreement, Bitfury may designate two nominees to the board of directors of the Company (the “Board”) if its beneficial ownership of the outstanding Common Shares is 20% or more and will decrease to one if its beneficial ownership of the outstanding Common Shares falls to between 10% and 20%, in each case on a non-diluted basis. The Investor Rights Agreement will terminate after the first continuous 30-day period during which Bitfury beneficially owns less than 10% of the issued and outstanding Common Shares on a non-diluted basis. If the size of the Board were to increase to 7 or more members, Bitfury would in certain circumstances be entitled to designate a greater number of directors in proportion to its beneficial ownership of the outstanding Common Shares.
On November 20, 2019, the Company entered into a master loan agreement (the “Genesis Credit Agreement”) with Genesis Global Capital, LLC (“Genesis”) pursuant to which Genesis advanced a term loan in the amount of US$15,000,000 to the Company. The proceeds of the Genesis Credit Agreement were used, together with cash on hand, to refinance the Company’s previously existing credit agreement with Galaxy Digital Lending Services LLC.
On March 15, 2018 and March 20, 2018, the Company entered into definitive agreements with the City of Medicine Hat (“CMH”) for the supply of electricity, and the lease of land upon which Hut 8 has constructed its mining facilities. For electricity, an Electricity Supply Agreement (“ESA”) was executed, whereby CMH will provide electric energy capacity of approximately 67 MW in operation in Drumheller, will allow Hut 8 to operate at 107 MW in total. The ESA and the land lease have a concurrent term of 10 years. The minimum payments on the land lease are $1,395 per month from May 1, 2018 to December 31, 2027.
Site Descriptions
Property Description and Location
Hut 8 has two facilities in operation, one in Drumheller, Alberta and the second in Medicine Hat, Alberta. Both sites are within two and a half hours by car from each other. The Drumheller facility is currently comprised of 38 BlockBoxes including 17 BlockBoxes with 16 nm ASIC chips and 21 BlockBoxes with Bitfury Clarke ASIC chips. The Medicine Hat facility is currently running 56 BlockBoxes with 14nm ASIC chips.

Security
The environmental design of Hut 8’s sites provides the mining operations with added security. They are located in remote locations and surrounded by a chain-link fence with barbed wire and staffed with security on a 24x7x365 basis. The sites have a physical security policy and staff are trained to be aware of any unauthorized personnel. There are closed-circuit televisions on site and the BlockBoxes are welded to supporting metal beams and the frames are anchored with screw piles that are at least six feet deep.
Power
For the Drumheller Facility, Hut 8 entered into an agreement with ATCO Electric Ltd., the electric utility for the Drumheller area, for the provision of power. For the Medicine Hat site, Hut 8 entered into an agreement with the City of Medicine Hat, which runs its own electricity grid, for the use of electricity for the 56 BlockBoxes on site.
For the Drumheller Facility, the distance from the transmission poles owned by ATCO Electric Ltd. is approximately 40 meters. The Drumheller site receives its energy from the grid; therefore, there is exposure to market natural gas prices for up to 42MW. The Medicine Hat Facility is situated beside a 42MW generator where it does not pay transmission fees. An additional approximately 25MW of power at Medicine Hat is provided from the grid and is exposed to market natural gas prices.
Network Connectivity
The sites are equipped with the following mediums of connectivity: (a) two satellite internet connections; and (b) two long-term evolution connections. Each medium is provided by a different vendor, which increases redundancy and resiliency.
Monitoring and Repair
Hut 8 monitors the intake air temperature, hash board temperature, voltage, hash rate, in-container air temperature, exhaust air temperature and humidity of each container. All parameters are monitored on a 24x7x365 basis by local on-site staff who are responsible for implementing any necessary repairs to mining infrastructure. Hut 8 intends to maintain an inventory of all necessary components for repair and make all repairs on site when possible.
Custodial services for Bitcoin
For the protection of its Bitcoin on behalf of shareholders, Hut 8 does not self-custody its Bitcoin. Instead, Hut 8 uses the services of Bitgo. Bitgo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. Bitgo is financially backed by Wall Street firms including Goldman Sachs. Hut 8 utilizes both cold and hot storage for Bitcoin with Bitgo.
Competition and Market Participants
In the cryptocurrency industry, there exist many online companies that offer cryptocurrency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers, including those of the kind operated by one of the Company’s principal competitors, HIVE Blockchain Technologies Ltd., ARGO Blockchain Plc, Bitfarms Ltd., Riot Blockchain Inc., and Marathon Digital Holdings, Inc.
Miners may organize themselves in mining pools. A mining pool is created when cryptocurrency miners pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the hash power contributed. Mining pools allow miners to pool their resources so they can generate blocks quickly and receive rewards on a more consistent basis instead of mining alone where rewards may not be received for long periods. Hut 8 has also decided to participate in a mining pool in order to smooth the receipt of rewards.
Other market participants in the cryptocurrency industry include investors and speculators, retail users transacting in cryptocurrencies, and service companies that provide a variety of services including buying, selling, payment processing and storing of cryptocurrencies.

Foreign Operations
The Company’s foreign operations include the Company’s digital currency trading operation based out of Barbados, which is currently inactive.
Cycles
The primary seasonality that the Company experiences is related to potential changes in electricity prices based on volatility in market natural gas prices. Hut 8’s Drumheller facility and all energy above 42MW in Medicine Hat are exposed to market natural gas prices and the electricity environment in Alberta. Electricity has been historically higher in the winter than the summer, and considering electricity is the largest expense of Hut 8, this may affect profits.
Financial Condition
Most of the Company’s operating cost is electricity, which is variable to its operations. The Company monitors its profitability at the site level constantly and switches the modes of the equipment between full, economic (approximately 50% less energy and 35% less output than full), and shutdown (effectively shut off) modes when necessary. As some of the older generation equipment becomes unprofitable, the Company has the ability to quickly scale down by shutting off its equipment and reducing staff levels to minimize losses. The Company’s overhead costs that are more fixed in nature are approximately $150,000 per month.
On June 25, 2020, the Company completed its public offering of 5,750,456 units for gross proceeds of $8,338,161 (the “June 2020 Offering”). The Company used the proceeds of the offering to purchase 1,000 M31S, 2,559 M31S+, and 343 M30S Bitcoin mining machines, which were delivered to its Medicine Hat facility between September 2020 and January 2021.
On January 11, 2021, the Company announced that it had entered into a securities purchase agreement for a private placement of Common Shares and warrants to institutional investors for gross proceeds of $77,500,000 (the “Private Placement”). Pursuant to the Private Placement, on January 13, 2021, the Company issued 15,500,000 Common Shares and 7,750,000 warrants at a purchase price of $5.00 per Common Share and associated warrant. The net proceeds of the Private Placement will be used by the Company for working capital purposes, including, without limitation, infrastructure expansion, equipment purchases and repayment of debt.
Directors and Executive Officers
The following information supplements the disclosure included in the AIF.
Kyle Appleby, the Company’s former Interim CFO, is a director of Captor Capital Corp. (“Captor”). On August 6, 2019, a cease trade order was issued by the Ontario Securities Commission with respect to Captor. The cease trade order was a result of a delay by Captor in filing annual audited financial statements, management discussion and analysis and related certifications for the financial year ended March 31, 2019. The delay in filing was the result of a late-emerging change in the accounting treatment of Captor’s investee companies being required by Captor’s auditors. Captor made the required filings on November 4, 2019 and the Ontario Securities Commission granted a full revocation of the cease trade order on November 5, 2019. Mr. Appleby is no longer associated with the Company.
Audit Committee
The Company’s Audit Committee is comprised of Joseph Flinn, who acts as chair of this committee, and includes Sanjiv Samant and Chris Eldredge, each of whom is “independent” and “financially literate” as such terms are defined in National Instrument 52-110 — Audit Committees.
Compensation and Governance Committee
The Company’s Compensation and Governance Committee is comprised of Chris Eldredge, who acts as chair of this committee, and includes Joseph Flinn and Jeremy Sewell.

CEO and CFO Certifications
The Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings, for the Company. The Company's CEO and CFO certify that: (i) the control framework the Company's CEO and CFO used to design the Company's ICFR is The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework issued on May 14, 2013; (ii) there is no material weakness relating to the design of ICFR or limitation on the scope of the design of the DC&P and ICFR; and (iii) there has been no material change in the Company's design of the ICFR that occurred during the nine months ended September 30, 2020 which has materially affected, or is reasonably likely to materially affect the Company's ICFR.
Recent Developments
On January 28, 2020, Hut 8 announced that Andrew Kiguel would be stepping down from his role as CEO.
On February 21, 2020, Hut 8 successfully renegotiated the master service agreement and master purchase agreement with Bitfury. As part of this agreement, Hut 8 repaid US$4,750,000 of debt owed to Bitfury with funds from a new loan of US$5,000,000 from Genesis. The amendments allowed for increased autonomy for Hut 8 and reduction of costs.
On May 1, 2020, Andrew Kiguel formally stepped down as CEO of Hut 8 and Jimmy Vaiopoulos was appointed the Interim CEO. Kyle Appleby was appointed Interim CFO at this time and Viktoriya Griffin was appointed as Corporate Secretary.
On June 25, 2020, Hut 8 closed an overnight marketed public offering of units for gross proceeds of $8,338,161. Hut 8 used the funds to purchase Bitcoin mining equipment with output of approximately 275 PH/s.
On July 13, 2020, the Company announced that it had renegotiated key terms of the Genesis Credit Agreement. See “Summary Description of the Business — Material Contracts”.
On August 4, 2020, the Company announced that the management of the Medicine Hat facility operations have been transferred from Bitfury to the Company effective August 1, 2020.
On August 12, 2020, the Company announced operational updates, including receipt of 2,000 bitcoin miners from MicroBT, the beginning of a hosting arrangement for six full BlockBoxes and the transfer of its Bitfury Clarke chips, which are the Company’s latest generation technology before its recent order of MicroBT equipment, from the Drumheller facility to the Medicine Hat facility.
On September 2, 2020, the Company announced that the management of the Drumheller facility operations have been transferred from Bitfury to the Company effective August 28, 2020.
On September 18, 2020, the Company announced that it has received, on-site at its Medicine Hat facility, the planned 1,000 M31S and 1,000 M31S+ machines, most of which are already operating.
On October 9, 2020, the Company announced that it was the first TSX listed issuer to complete the TSX Sandbox program, an initiative to bring exceptional/novel entrants to the capital markets.
On November 2, 2020, the Company announced the appointment of Jaime Leverton as CEO, effective December 1, 2020. Jimmy Vaiopoulos, the Company’s former Interim CEO, returned to his previous position of Chief Financial Officer, effective December 1, 2020. Viktoriya Griffin also became the Company’s full-time Corporate Secretary on December 1, 2020.
On November 12, 2020, Bitfury filed a notice of intention to distribute securities of the Company. Certain officers, directors or partners of Bitfury are members of the Board, namely, William Ping Tai and Jeremy Paul Sewell.

On December 1, 2020, the Company announced that two new board members, Chris Eldredge and Sanjiv Samant were proposed to join the Company subject to a shareholder vote. In addition, Jaime Leverton, the Company’s CEO, was also included as a proposed board member and Dennis Mills did not seek re-election. All three board members were elected at the Company’s annual general meeting held on December 30, 2020.
On December 1, 2020, the Company also announced that it has made changes to increase the hash rate supply of the last portion of the Company’s Bitcoin mining equipment order to 153.4 PH/s from 139.9 PH/s, a 9.6% increase, by exchanging part of the ordered M30S units for M31S+ units. The Company ultimately received 1,000 M31S, 2,559 M31S+, and 343 M30S units from this order from MicroBT, which were delivered to its Medicine Hat facility between September 2020 and January 2021.
On December 16, 2020, the Company announced the appointment of Sue Ennis as Head of Investor Relations, effective January 4, 2021.
On December 21, 2020, Bitfury announced that it disposed of 2,106,282 Common Shares of the Company ranging from $1.32 and $1.77 per Common Share pursuant to its previously filed notice of intention to distribute securities. As a result of this disposition, the securityholding percentage of Bitfury and its joint actor decreased by 2.18% since the last report filed on January 17, 2019. Immediately after the disposition of the Common Shares, Bitfury and its joint actor hold a total of 37,687,576 Common Shares of the Company representing approximately 38.96% of the outstanding Common Shares of the Company, and approximately 38.12% of the issued and outstanding Common Shares of the Company on a fully-diluted basis.
On December 30, 2020, the Company announced the results of its annual and special meeting of shareholders which was held telephonically on December 30, 2020. Bill Tai, Jeremy Sewell, Joseph Flinn, Sanjiv Samant, Chris Eldredge and Jaime Leverton were elected as directors of the Company. The Company’s shareholders also approved (i) the appointment of DMCL LLP as the Company’s auditors until the close of the next annual meeting of shareholders; and (ii) the issuance to Induna Energy Inc. of 380,000 Common Shares for services rendered to the Company in 2020 and the issuance of up to 600,000 Common Shares in 2021 for similar services to be rendered.
On January 6, 2021, the Company announced the opening of a Bitcoin yield account in partnership with Genesis. The account will enable the Company to earn a 4 percent rate of return on its Bitcoin holdings.
On January 13, 2021, the Company issued 15,500,000 Common Shares and 7,750,000 warrants at a purchase price of $5.00 per Common Share and associated warrant in connection with the Private Placement. See “Summary Description of the Business — Financial Condition”.
On January 22, 2021, the Company announced that it had finalized an equipment financing loan of US$11.8 million from Foundry Digital LLC, a wholly owned subsidiary of Digital Currency Group. Hut 8 will use all proceeds from the loan and provide a US$2.9 million deposit to order 5,400 units of Whatsminer M30S bitcoin mining machines from MicroBT, adding 475 PH/s to its bitcoin mining capacity over the six months following installation. The equipment financing will be a 12-month term with an annual interest rate of 16.5%. On February 11, 2021, the first batch of machines were delivered and successfully installed.
On January 26, 2021, the Company announced the appointment of Tanya Woods as General Counsel, Executive Vice President of Regulatory Affairs effective February 1, 2021.
On January 27, 2021, the Company announced that it had finalized plans to repay its US$20,000,000 loan with Genesis. The Company plans to repay Genesis in full in mid-February, 2021 as a one month repayment notice was required, which will provide a financial benefit of US$2.4M. The Company was driven by the savings from interest expenses of US$1.6M and that the bitcoin collateral will instead be used towards Hut 8’s previously disclosed yield account with Genesis which will be generating US$0.8M in interest income.
On February 22, 2021, the Company announced that had entered into exclusive partnership discussions with Validus Power Corp. to secure new revenue streams and energy solutions for its bitcoin mining operations. The Company and Validus Power Corp. are exploring the co-development of an industrial scale energy generation platform.
On March 2, 2021, the Company announced that it had repaid its US$20,000,000 loan with Genesis.

On Match 16, 2021 Bitfury filed an early warning report (the “EWR”) in respect of a disposition of Common Shares. Immediately following the disposition, Bitfury held 21,639,056 Common Shares, representing approximately 18.36% of the outstanding Common Shares at the time of the EWR. In accordance with the Investor Rights Agreement, after giving effect to the disposition, Bitfury may now designate one nominee to the Board (as its beneficial ownership of the outstanding Common Shares is between 10% and 20% on a non-diluted basis). See “Summary Description of the Business — Material Contracts”.
On March 26, 2021, Hut 8 announced it had executed on a purchase of US$30 million of NVIDIA cryptocurrency mining processors (the “CMPs”) which will significantly increase the Company's operating rate. The CMPs will begin to be delivered in May 2021, with full deployment expected by the summer of 2021.
CAPITALIZATION OF THE COMPANY
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.
SECONDARY OFFERING BY SELLING SECURITYHOLDERS
Securities may be sold under this Prospectus by way of a secondary offering by or for the account of certain Selling Securityholders. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:
•
the name or names of the Selling Securityholders;

•
the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

•
the number or amount of Securities being distributed for the account of each Selling Securityholder;

•
the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

•
whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

•
if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities;

•
if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

•
if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement; and

•
all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF THE SHARE CAPITAL
The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As of the close of business on April 6, 2021, the Company had issued and outstanding share capital comprised of 118,638,087 Common Shares, 643,334 stock options, 11,412,727 warrants, 1,858,334 restricted share units and 305,000 deferred share units.
USE OF PROCEEDS
The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities and will include reasonable detail of the principal purposes of the proposed use of net proceeds in accordance with the requirements of Section 4.2 of Form 44-101F1 — Short Form Prospectus (“Form 44-101F1”), as well as the business objectives expected to be accomplished using the net proceeds of such offering and each significant event that must occur to accomplish such business objective, including the cost thereof, in accordance with Section 4.7 of Form 44-101F1.The Company will not receive any proceeds from the sale of Securities by any Selling Securityholder.
The Company has negative cash flow from operating activities for the year ended December 31, 2020. To the extent that the Company has negative cash flow in any future period, certain of the net proceeds from an offering of Securities may be used to fund such negative cash flow from operating activities. Each applicable Prospectus Supplement will contain specific information concerning whether, and if so, to what extent, the Company will use the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods. See “Risks Factors — Negative Cash Flow from Operations”.
Prior Financings
The Company disclosed in its news release dated January 13, 2021 that the net proceeds of the Private Placement will be used by the Company for working capital and general corporate purposes, including, without limitation, infrastructure expansion, equipment purchases and repayment of debt. The following tabular comparison details the Company's actual use of the net proceeds from the Private Placement:
Private Placement (All amounts are approximate, expressed in millions Canadian dollars)
Description	Prior Disclosure	Actual Spent(1)	Remaining	Total	Variance
General corporate purposes, including, without limitation, infrastructure expansion, equipment purchases(2) and repayment of debt(3)	$72.9(4)	$47.6(5)	$25.3(6)	$72.9	Nil
Notes:

(1)
As at the date of this Prospectus.

(2)
On January 22, 2021, the Company agreed to provide a US$2.9 million deposit and proceeds from an equipment financing loan from Foundry Digital LLC to order bitcoin mining machines from MicroBT. On March 26, 2021, the Company agreed to provide a US$15 million deposit to order NVIDIA CMPs. See “Summary Description of the Business — Recent Developments”.

(3)
On March 2, 2021, the Company repaid its US$20 million loan with Genesis. See “Summary Description of the Business —  Recent Developments”.

(4)
Calculated using the gross proceeds of the Private Placement, being $77.5 million, less cash commission paid to H.C. Wainwright & Co. of approximately $4.6 million, excluding payment of the expenses of the Private Placement.

(5)
Calculated using the closing exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada on April 6, 2021, the day preceding the date of this Prospectus, being US$1.00 = C$1.2559.

(6)
The remaining funds are held in cash, and does not reflect working capital expenses incurred by the Company in the ordinary course of the business.

PLAN OF DISTRIBUTION
The Company and the Selling Securityholders may sell the Securities, separately or together, to or through one or more underwriters or dealers purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated from time to time. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. The Company may only sell Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective.

The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including: the initial offering price (in the event the offering is a fixed price distribution); the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution); the net proceeds to the Company, if any; to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents; and any other material terms.
If, in connection with an offering of Securities at the initial offering price(s), the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price(s) fixed in the applicable Prospectus Supplement, and have been unable to do so, the public offering price(s) may be decreased and thereafter further changed from time to time, to an amount not greater than the initial public offering price(s) fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price(s) paid by purchasers is less than the gross proceeds paid by the underwriters to the Company and/or Selling Securityholders. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
Underwriters and agents may, from time to time, purchase and sell the Securities described in this Prospectus and the relevant Prospectus Supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the Securities or liquidity on the secondary market if one develops. From time to time, underwriters and agents may make a market in the Securities.
If underwriters purchase Securities from the Company as principal or from any Selling Securityholders, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities as principal will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or paid to underwriters, dealers or agents may be changed from time to time.
The Securities may also be sold directly by the Company, pursuant to applicable statutory exemptions, at such prices and upon such terms as agreed to by the Company and the purchaser (in which case no underwriter or agent would be involved) or through agents designated by the Company from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
The Company may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company or any Selling Securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general funds of the Company or any Selling Securityholder. The Company may use underwriters or agents with whom it has a material relationship and, if so, it will name the underwriter or agent and the nature of any such relationship in the Prospectus Supplement. In addition, one or more Selling Securityholders of the Company may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Secondary Offering by Selling Securityholders”.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company or any Selling Securityholders to indemnification by the Company and/or Selling Securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
Any offering of Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable

Prospectus Supplement, no Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units will be listed on any securities exchange. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.
In connection with any offering of Securities, other than an “at-the-market distribution”, underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.
No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the “at-the-market distribution”, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
DESCRIPTION OF SECURITIES
Common Shares
The Company is authorized to issue an unlimited number of Common Shares. As of close of business on April 6, 2021, there were 118,638,087 outstanding Common Shares.
Holders of Common Shares are entitled to receive notice of and attend all meetings of the shareholders of Company and to one vote per Common Share on all matters upon which holders of Common Shares are entitled to vote at such meetings of shareholders.
The holders of Common Shares are entitled to receive dividends as and when declared by the Board. The Company has not paid dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determined that a dividend was in the best interest of its shareholders. In addition, in the event of a liquidation, dissolution or winding-up or other distribution of assets among shareholders, the holders of Common Shares will be entitled to share pro rata in the distribution of the balance of the assets of the Company.
All of the Common Shares are fully paid and non-assessable and, except for the certain anti-dilution rights of Bitfury under the Investor Rights Agreement, are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.
Common Shares may be offered separately or together with Debt Securities, Subscription Receipts, Warrants or Convertible Securities. See “Units”.
Debt Securities
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to all Debt Securities.
Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for the applicable series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
•
the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•
the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•
the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;

•
the covenants applicable to the Debt Securities;

•
the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•
whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•
the denominations in which registered Debt Securities will be issuable;

•
each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•
the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;

•
material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

•
any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•
any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
Debt Securities may be offered separately or together with Common Shares, Subscription Receipts, Warrants or Convertible Securities. See “Units”.
Subscription Receipts
The following sets forth certain general terms and provisions of the Subscription Receipts. The specific terms of the Subscription Receipts as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to the Subscription Receipts as described in a Prospectus Supplement.
The Subscription Receipts will be issued under a subscription receipt agreement. The following sets forth certain general terms and provisions of the Subscription Receipts. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities of the Company that may be issued or delivered upon exchange of each Subscription Receipt; (v) certain material income tax consequences of owning, holding and disposing of the Subscription Receipts; and (vi) any other material terms and conditions of the Subscription Receipts. Common Shares and/or other securities of the Company issued or delivered upon the exchange of Subscription Receipts will be issued for no additional consideration. Prior to exercise, holders of Subscription Receipts will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Subscription Receipts.
Under the subscription receipt agreement, an original purchaser of Subscription Receipts may have a contractual right of rescission following the issuance of Common Shares and/or other securities of the Company issued or delivered to such purchaser upon exchange of Subscription Receipts, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender or deemed surrender of the Subscription Receipts, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.
Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Convertible Securities. See “Units”.
Warrants
The following sets forth certain general terms and provisions of the Warrants. The specific terms of a series of Warrants as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to a given series of Warrants.
Each series of Warrants will be issued under a separate warrant indenture in each case between the Company and a warrant agent determined by the Company. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other securities of the Company purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security; (vii) certain material income tax consequences of owning, holding and disposing of the Warrants; and (viii) any other material terms and conditions of the Warrants including transferability and adjustment terms and whether the Warrants will be listed on a stock exchange. Prior to exercise, holders of Warrants will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Warrants.
The Company will not offer Warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be offered for sale.
Warrants may be offered separately or together with Common Shares, Debt Securities, Convertible Securities or Subscription Receipts. See “Units”.
Convertible Securities
The following sets forth certain general terms and provisions of the Convertible Securities. The specific terms of any Convertible Securities as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to Convertible Securities as described in this section.
The Convertible Securities will be convertible or exchangeable into Common Shares and/or other securities of the Company, and may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Convertible Securities being offered thereby, which may include disclosure regarding: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; (viii) whether the Convertible Securities will be listed on any securities exchange; (ix) whether the Convertible Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) certain material Canadian tax consequences of owning the Convertible Securities; and (xi) any other material terms and conditions of the Convertible Securities.
Convertible Securities may be offered separately or together with Common Shares, Debt Securities, Warrants and/or Subscription Receipts. See “Units”.
Units
Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. As a result, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.
The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS
Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian and U.S. federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities offered thereunder, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
PRIOR SALES
Information in respect of prior sales of the Common Shares and other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in the applicable Prospectus Supplement with respect to an issuance of Securities pursuant to such Prospectus Supplement. As of the date of this Prospectus, there are no securities of Hut 8 in escrow.
TRADING PRICE AND VOLUME
On April 6, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $9.45, the closing price of the 2020 Warrants on the TSX was $7.65 and the closing price of the Common Shares as quoted on the OTCQX market was US$7.50. Trading prices and volume of the Common Shares and 2020 Warrants will be provided, as required, in each Prospectus Supplement.
EARNINGS COVERAGE RATIOS
If the Company offers Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.
RISK FACTORS
An investment in the Securities is highly speculative and involves significant risks. Any prospective investor should carefully consider the risk factors and all of the other information set forth below and elsewhere in this Prospectus (including, without limitation, the AIF and the other documents incorporated by reference and subsequently incorporated by reference herein) before purchasing any of the Securities described in this Prospectus and those described in the Prospectus Supplement relating to a specific offering of Securities.
The risks described herein, in any applicable Prospectus Supplement, and in the documents incorporated by reference in this Prospectus are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also potentially materially and adversely affect its business.
Investors may lose their entire investment and should carefully consider the risk factors described below and under the heading “Risk Factors” in the AIF.
No Market for Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units
There is no current market for any Debt Securities, Subscription Receipts, Warrants (other than the 2020 Warrants), Convertible Securities or Units that may be offered. No assurance can be given that an active or liquid trading market for these Securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices may depend on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Common Shares and the 2020 Warrants, general economic conditions, and the Company’s financial condition, historic financial performance and future prospects.
Change in Interest Rates
Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Broad Discretion in the Use of Net Proceeds
Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the Securities issued and outstanding from time to time to decline.
The COVID-19 outbreak has had a material impact on the Canadian and global economies and could have a material adverse impact on the Company’s business, financial condition and results of operations
The current outbreak of the novel coronavirus (COVID-19) that was first reported from Wuhan, China in December 2019, and the spread of this virus could continue to have a material adverse effect on global economic conditions which may adversely impact the Company’s business. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak and characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Asia, Europe, the Middle East, Canada and the United States, causing companies and various governments to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. The extent to which the outbreak impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the outbreak and the actions to contain the outbreak or treat its impact, among others. The Company may incur expenses or delays relating to such events outside of the Company’s control, which could have a material adverse impact on the Company’s business, operating results and financial condition.
The effects of COVID-19 and related measures and restrictions have negatively affected asset values and increased volatility in the financial markets, including the market price and volatility of Bitcoin and other digital assets. Although the market price of Bitcoin has risen since the pandemic began, the extent to which any worsening or continuation of the pandemic may negatively impact the market price of Bitcoin and, in turn, the market price of our Securities, is uncertain and cannot be predicted. The realizable values of assets, liquidity and financial condition of the Company may be materially affected as a result, and the Company will continue to monitor the impact of the pandemic on its business.
The COVID-19 pandemic has resulted in the Company implementing a work-from-home regime for its head office, which limits in-person interactions among employees. The Company’s operating sites remain open with social distancing and other measures in place to prevent virus transmission. However, the restrictions imposed as a result of COVID-19 may significantly limit the future financing options available to the Company.
The operations of the Company may be adversely impacted by COVID-19. In particular, COVID-19 has reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company's technical personnel and access to the Company's data centres. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by COVID-19.
As the COVID-19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely global capital markets, the global economy, the Bitcoin price and the Company's share price.
The Company's financial statements contain "going concern" disclosure
The Company’s consolidated financial statements as at and for the year ended December 31, 2020 refer to a material uncertainty that may cast significant doubt over the Company’s ability to continue as a going concern. The financial statements were prepared assuming the Company will continue as a going concern, notwithstanding that the Company had an accumulated deficit. As of December 31, 2020, the Company had working capital of $75,673,231 and shareholders’ equity of $115,554,879.

The Company’s ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon maintaining sustained profitability and maintaining the Company’s loans in good standing. There are various risks and uncertainties affecting the Company’s operations including, but not limited to, the viability of the economics of Bitcoin mining, the liquidity of Bitcoin, the Company’s ability to maintain its security of its digital assets and execute its business plan.
The Company’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more loans and equity investments. Given the volatility of the markets and the impact of the COVID-19 pandemic, it may be difficult for the Company to raise financing when needed. Failure to implement the Company’s business plan could have a material adverse effect on the Company’s financial condition and/or performance.
Negative cash flow from operations
The Company had negative operating cash flow for the year ended December 31, 2020. While the Company expects that it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, the Company may be required to undertake additional financing activities to fund such negative cash flow from operating activities.
If Bitcoin were determined to be an investment security, the Company could be required to register as an investment company.
The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. Although public statements by senior officials and the staff of the SEC indicate that the SEC does not intend to take the position that Bitcoin is a security (in its current form), such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.
The classification of Bitcoin as a security by the SEC could result in the Company being be deemed to be an “investment company” under the U.S. Investment Company Act. Classification as an investment company under the U.S. Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of the Company’s operations, and the Company would be very constrained in the kind of business it could do as a registered investment company. Further, the Company would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the U.S. Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct the Company’s operations.
The Company will incur increased costs as a result of being a public company in the United States, and the Company’s management will be required to devote substantial time to United States public company compliance efforts.
As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that the Company did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and the Company will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.
As a foreign private issuer, Hut 8 is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.
The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material nonpublic information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company is not required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act.
In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company currently relies on this exemption with respect to requirements regarding the quorum for any meeting of its shareholders. The Company may in the future elect to follow home country practices in Canada with regard to other matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.
The Company may in the future lose its foreign private issuer status if a majority of its shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of its directors or executive officers are U.S. citizens or residents; (2) a majority of its assets are located in the United States; or (3) its business is administered principally in the United States. The regulatory and compliance costs to the Company under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of its shares or assets.
The Investment Canada Act (Canada) subjects an acquisition of control of the Company by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.
It may be difficult to enforce civil liabilities in Canada under U.S. securities laws.
The Company was incorporated in Canada, and its corporate headquarters are located in Canada. A majority of the Company’s directors and executive officers reside or are based principally in Canada and the majority of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against the Company or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law.
General Risks
A small number of shareholders have a significant controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control
The largest shareholder, Bitfury, beneficially owned in the aggregate approximately 18.36% of the Common Shares as of the date of the EWR. As a result, Bitfury may exert significant influence over the Company’s operations and business strategy and will have sufficient voting power to likely control influence the outcome of matters requiring shareholder approval. These matters may include the composition of the Board, which has the authority to direct the Company’s business, and to appoint and remove officers; approving or rejecting a merger, amalgamation, consolidation or other business combination; raising future capital; and amending the Company’s articles, which governs the rights attached to the Common Shares. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of the Common Shares that might otherwise give shareholders the opportunity to realize a premium over the then-prevailing market price of the Common Shares. This concentration of ownership may also adversely affect the trading price of the Common Shares.
Hut 8’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks
As with any other computer code, flaws in cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have been rare.
If fees increase for recording transactions in the Blockchain, demand for Bitcoins may be reduced and prevent the expansion of the Bitcoin Network to retail merchants and commercial business, resulting in a reduction in the price of Bitcoins that could adversely affect an investment in the Company
As the number of Bitcoins awarded for solving a block in the Blockchain decreases, the incentive for miners to contribute processing power to the Bitcoin Network will transition from a set reward to transaction fees. In order to incentivize miners to continue to contribute processing power to the Bitcoin Network, the Bitcoin Network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. If miners demand higher transaction fees to record transactions in the Blockchain or a software upgrade automatically charges fees for all transactions, the cost of using Bitcoins may increase and the marketplace may be reluctant to accept Bitcoins as a means of payment. Existing users may be motivated to switch from Bitcoins to another digital currency or back to fiat currency. Decreased use and demand for Bitcoins may adversely affect their value and result in a reduction in the Bitcoin index price and the price of the Common Shares.
Reliance on a limited number of key employees
The success of Hut 8 is dependent upon the ability, expertise, judgment, discretion and good faith of a limited number of people constituting its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on Hut 8’s business, operating results or financial condition.
Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations
As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate.
The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Investors may consult their tax advisers regarding the substantial uncertainty regarding the tax consequences of an investment in Bitcoins.
Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. For example, on July 25, 2017, the SEC released an investigative report which indicates that the SEC would, in some circumstances, consider the offer and sale of Blockchain tokens pursuant to an initial coin offering subject to U.S. securities laws. Similarly, on August 24, 2017, the Canadian Securities Administrators published CSA Staff Notice 46-307 — Cryptocurrency Offerings, providing guidance on whether initial coin offerings, pursuant to which tokens are offered to investors, are subject to Canadian securities laws.
Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Common Shares. Such a restriction could result in the Company liquidating its Bitcoin inventory at unfavorable prices and may adversely affect the Company’s shareholders.
Banks and other financial institutions may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment
A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide Bitcoin and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and securities depositories, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.
We may face risks of internet disruptions, which could have an adverse effect on the price of cryptocurrencies.
A disruption of the internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the internet. A significant disruption in internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies.
The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain
Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company’s Bitcoin inventory. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of Bitcoin. For example, in March 2013, a report of uncertainty in the economy of the Republic of Cyprus and the imposition of capital controls by Cypriot banks motivated individuals in Cyprus and other countries with similar economic situations to purchase Bitcoin. This resulted in a significant short-term positive impact on the price of Bitcoin. However, as the purchasing activity of individuals in this situation waned, speculative investors engaged in significant sales of Bitcoins, which significantly decreased the price of Bitcoins. Crises of this nature in the future may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company’s Bitcoin inventory.
As an alternative to fiat currencies that are backed by central governments, cryptocurrencies such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoins either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company’s operations and profitability.
The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate
The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry, include, but are not limited to:
•
Continued worldwide growth in the adoption and use of cryptocurrencies;

•
Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

•
Changes in consumer demographics and public tastes and preferences;

•
The maintenance and development of the open-source software protocol of the network;

•
The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•
General economic conditions and the regulatory environment relating to digital assets; and

•
Consumer sentiment and perception of Bitcoins specifically and cryptocurrencies generally.

The outcome of these factors could have negative effects on our ability to pursue our business strategy or continue as a going concern, which could have a material adverse effect on our business, prospects or operations as well as potentially negative effect on the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, which would harm investors in our securities.
The Company may fail to anticipate or adapt to technology innovations in a timely manner, or at all
The blockchain and telecommunications markets are experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in the Company’s products becoming obsolete at sudden and unpredictable intervals. To maintain the relevancy of the Company’s products, the Company has actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. There are a number of risks, including the following:
(a)
the Company’s product planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;

(b)
the Company’s research and development efforts may fail to translate new product plans into commercially feasible products;

(c)
the Company’s new technologies or new products may not be well received by consumers;

(d)
the Company may not have adequate funding and resources necessary for continual investments in product planning and research and development;

(e)
the Company’s products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

(f)
the Company’s newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate the next-generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, the Company may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent the Company’s introduction of new or enhanced products. Furthermore, the Company’s research and development efforts may not yield the expected results, or may prove to be futile due to the lack of market demand.
The Company is an unsecured lender of Bitcoin
The Company has loaned 1,000 Bitcoin to Genesis pursuant an unsecured lending arrangement. The loan is subject to the prior claims of any secured creditors to the extent of the value of the assets securing such indebtedness. In the event of Genesis’ bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the loan only after all debt secured by those assets has been repaid in full. If there are insufficient assets remaining to pay all of Genesis’ creditors, all or a portion of the loan then outstanding would remain unpaid.
Hut 8 Cryptocurrency Risks
Risks of security breaches
Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company’s business operations or result in loss of the Company’s assets. Any breach of the Company’s infrastructure could result in damage to the Company’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.
The Company believes that the security procedures used by its partners and providers utilize, such as hardware redundancy, segregation and offline data storage (i.e., the maintenance of data on computers and/or storage media that is not directly connected to, or accessible from, the internet and/or networked with other computers, also known as “cold storage”) protocols are reasonably designed to safeguard the Company’s Bitcoins from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by Hut 8.
The security procedures and operational infrastructure of the Company and its partners and providers may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or its partners and providers, or otherwise, and, as a result, an unauthorized party may obtain access to the Company’s Bitcoin account, private keys, data or Bitcoins. Additionally, outside parties may attempt to fraudulently induce employees of the Company or its partners and providers to disclose sensitive information in order to gain access to the Company’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of the Company’s Bitcoin account occurs, the market perception of the effectiveness of the Company could be harmed.
Fluctuation of Bitcoin price and expected economic returns on Bitcoin mining activities
The price of Bitcoin is volatile. Fluctuation in the price of Bitcoin may significantly affect the Company’s results of operations and financial condition; in particular, a significant drop in Bitcoin price may have a material adverse effect on the Company’s results of operations. During 2020, global financial markets experienced a period of sharp decline and volatility due in large part to the real and perceived economic impact of the novel coronavirus (COVID-19) pandemic. The price of Bitcoin declined sharply during the first quarter of 2020 and experienced a period of particular volatility in the fourth quarter of 2020 and the first quarter of 2021. The public health impact of the coronavirus, as well as the steps taken by governments and businesses around the world to combat its spread, have had an adverse impact on the global economy. Any such economic downturn, either short-term or prolonged, could impact the Bitcoin market as well.
Bitcoin price fluctuated significantly in the past few years, which resulted in a corresponding fluctuation in the Company’s results of operations. The Company expects that the Bitcoin price may continue to fluctuate in the future, and as such, the Company would expect to continue to experience a significant corresponding fluctuation in the Company’s results of operations.
There is no assurance that Bitcoins will maintain their long-term value in terms of future purchasing power or that the acceptance of Bitcoin payments by mainstream retail merchants and commercial businesses will continue to grow.
The Bitcoin daily reward halves approximately every four years
The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the Company’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin Network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin Network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin Network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2019, Bitcoin mining difficulty increased by approximately 35 times, according to Blockchain.info.
In May 2020, the Bitcoin daily reward halved from 12.5 Bitcoin per block, or approximately 1,800 Bitcoin per day, to 6.25 Bitcoin per block, or approximately 900 Bitcoin per day. This halving may have a potential impact on the Company’s profitability at the reward level of 6.25 coins. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price would remain at the current level when the Bitcoin rewards per block are halved. The Company believes that although the halving would reduce the block reward by 50%, other market factors such as the network difficulty rate and price of Bitcoin would change to offset the impact of the halving sufficiently for the Company to maintain profitability. Nevertheless, there is a risk that a halving will render the Company unprofitable and unable to continue as a going concern.
Exposure to hash rate and network difficulty
The hash rate in the Bitcoin Network is expected to increase as a result of upgrades across the industry as Bitcoin miners use more efficient chips. As the hash rate increases, the Bitcoin mining difficulty will increase in response to the increase in computing power in the network. This may make it difficult for the Company to remain competitive. The effect of increased computing power in the network combined with fluctuations in the Bitcoin price could have a material adverse effect on the Company’s results of operations and financial condition.
Bitcoin mining is capital intensive
Remaining competitive in the Bitcoin mining industry requires significant capital expenditure on new chips and other hardware necessary to increase processing power as the Bitcoin Network difficulty increases. If the Company is unable to fund its capital expenditures, either through its revenue stream or through other sources of capital, the Company may be unable to remain competitive and experience a deterioration in its result of operations and financial condition.
Limitation of liability in commercial agreements
Hut 8’s commercial agreements may limit the ability of the Company to recover losses relating to its Bitcoins. Under these agreements, some service providers and parties are not liable for any special, incidental, indirect, intangible, or consequential damages arising out of, or in connection with, among other things, the terms of the agreements or performance thereunder. Further, it may be the case that in no event will the aggregate liability pursuant to these agreements hold a party liable for any loss or damage exceeding the fees paid or payable to the party by the Company during a period immediately preceding the incident giving rise to such liability. Notwithstanding the foregoing, the liability of a party may not be limited in respect of direct damages arising from, or in any way related to, the fraud, willful misconduct or gross negligence of the party in question.
The Company may be unable to obtain additional financing on acceptable terms or at all
The continued development of the Company will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. In particular, the financing options available to the Company have been significantly reduced as a result of the COVID-19 pandemic. Potential counterparties have been reluctant to enter into or engage in negotiations related to possible financing transactions during the restrictions and market disruption resulting from COVID-19. Prolonged restrictions relating to the COVID-19 pandemic or a further wave of infections could significantly limit the Company’s access to capital. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will require additional financing to fund its operations until positive cash flow is achieved.
Cryptocurrency mining consumes a significant amount of energy to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to the Company’s mining operations. There can be no assurance that the Company’s operations will not be affected by power shortages or an increase in energy prices in the future. In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond the control of the Company’s customers. Energy prices have recently experienced significant volatility and there can be no assurance that they will not increase significantly. Further, the Company may experience power shortages due to seasonal variations in the supply of power. Power shortages, power outages or increased power prices could have a material adverse effect on the Company’s business, results of operations and financial condition.
Supply chain disruption
As the technology evolves, the Company may be required to acquire more technologically advanced mining software and other required equipment to operate the Company effectively and remain competitive in the market. Disruption to the Company’s supply chain could prevent it from acquiring this software and any other required equipment that it needs to operate the Company and remain competitive, which could have a material adverse effect on the Company’s business, results of operations and financial condition. As new technological innovations occur, including in quantum computing, there are no assurances that the Company will be able to adopt or effect such new innovations, nor that the Company will be able to acquire new and improved equipment to stay competitive or that the existing software or other equipment of the Company will not become obsolete, uncompetitive or inefficient.
Increase in carbon taxes
Bitcoin mining is energy intensive and has a significant carbon footprint. Increases in the tax payable on carbon emissions related to the Company’s operations could significantly increase the Company’s cost of doing business and could have a material adverse effect on the Company’s business, results of operations and financial condition. While the Company currently uses wind power as a source of power for its existing operations, there are no assurances that the Company will be able to effectively and efficiently, or at all, source its power needs with cost efficient and reliable alternative renewable energy sources.
Mining of Bitcoin is subject to existing taxes and may be subject to new taxes
Where cryptocurrency has been acquired as a result of mining activities of a commercial nature, the Company is currently subject to certain applicable taxes by applicable government authorities and may be subject to certain new taxes imposed by various applicable governmental authorities, whether at the time the cryptocurrency is earned, as a service, or otherwise in connection with the operations the Company currently undertakes or may in the future undertake as part of its ongoing strategic plan. There are no assurances that any such taxes will not have a material adverse impact on the Company’s business, results of operations and financial condition.
EXEMPTION
Pursuant to a decision of the Autorité des marchés financiers dated February 26, 2021, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.
INTEREST OF EXPERTS
The following persons or companies whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company are named in this Prospectus as having prepared or certified a report, valuation, statement or opinion in this Prospectus.

Certain legal matters in connection with such offering of Securities will be passed upon on behalf of the Company by Bennett Jones LLP with respect to matters of Canadian law and by Hogan Lovells US LLP with respect to matters of U.S. law. As of the date hereof, the partners, counsel and associates of Bennett Jones LLP, as a group, own, directly or indirectly, in the aggregate, less than 1% of the outstanding Common Shares.
In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.
Dale Matheson Carr-Hilton Labonte LLP are the current auditors of the Company and are independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants. The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Company’s directors and officers, as applicable; and (iii) the consent of Dale Matheson Carr-Hilton Labonte LLP. A copy of the form of indenture, warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
PURCHASERS’ STATUTORY RIGHTS AND CONTRACTUAL RIGHTS OF RESCISSION
Unless provided otherwise in an applicable Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.
In addition, original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus, the relevant Prospectus Supplement or any amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Company, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus, the relevant Prospectus Supplement or an amendment thereto is limited, in certain provincial and territorial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable for other securities of the Company are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages, or consult with a legal adviser.
At-the-Market Distributions
Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Securities distributed under an at-the-market distribution under this Prospectus by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of this Prospectus, the applicable Prospectus Supplement, and any amendment relating to any Securities purchased thereunder by such purchaser because this Prospectus, such Prospectus Supplement, and any amendment relating to the Securities purchased thereunder by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Securities distributed under an at-the-market distribution under this Prospectus by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if this Prospectus, the applicable Prospectus Supplement, and any amendment relating to Securities purchased thereunder by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of this Prospectus referred to above.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.